News Release
CIBC Announces Third Quarter 2011 Results
Toronto, ON — August 31, 2011 — CIBC (TSX: CM) (NYSE: CM) today reported net income of $808 million for the third quarter ended July 31, 2011, compared with net income of $640 million for the same period last year. Diluted earnings per share (EPS) were $1.89, compared with diluted EPS of $1.53 a year ago. Cash diluted EPS were $1.91(1), compared with cash diluted EPS of $1.55(1) a year ago. Return on equity for the third quarter was 21.5%.
     Results for the third quarter of 2011 were affected by the following items:
•	$37 million ($27 million after-tax, or $0.06 per share) reduction in the general allowance; and

•	$18 million ($13 million after-tax, or $0.03 per share) loss from the structured credit run-off business.
     In addition to the above items, diluted EPS for the quarter was also impacted by:
•	$12 million ($12 million after-tax, or $0.03 per share) premium paid on preferred share redemptions.
     Net income was $808 million for the third quarter compared with net income of $678 million for the prior quarter. Diluted EPS and cash diluted EPS were $1.89 and $1.91(1), respectively, for the third quarter compared with diluted EPS and cash diluted EPS of $1.60 and $1.62(1), respectively, for the prior quarter, which included items of note aggregating to a negative impact of $0.13 per share.
     CIBC’s Tier 1 and Tangible Common Equity ratios at July 31, 2011 were 14.6% and 11.0%(1), respectively, compared to 14.7% and 10.6%(1), respectively, at April 30, 2011. CIBC currently exceeds the new regulatory capital requirements for global banks well ahead of the implementation timelines that have been proposed by the Basel Committee on Banking Supervision and confirmed by the Office of the Superintendent of Financial Institutions.
     “We are very pleased with the solid results we delivered this quarter in what continues to be a challenging economic environment worldwide,” says Gerry McCaughey, CIBC President and Chief Executive Officer. “Our investment in American Century announced this quarter, and dividend increase announced today, reflect our confidence and underscore our commitment to growing CIBC, while maintaining prudent capital ratios.”
Core business performance
Beginning this quarter, wealth management and international retail banking operations (including CIBC FirstCaribbean) were separated from CIBC Retail Markets and included in the newly created Wealth Management strategic business unit and Corporate and Other, respectively. Following these changes, CIBC Retail Markets, which includes the remaining businesses, was renamed Retail and Business Banking.
Retail and Business Banking reported net income of $539 million for the third quarter, compared with net income of $476 million from the prior quarter and $526 million from the same quarter last year.

     Revenue of $2.0 billion was up 3% from the third quarter of 2010, primarily due to solid volume growth in personal banking, including the impact of the acquired MasterCard portfolio, and higher fees, partially offset by narrower spreads.
     Provision for credit losses of $285 million was up from $281 million in the same quarter last year due to higher expected write-offs in the acquired MasterCard portfolio, partially offset by lower write- offs and bankruptcies in other credit card and personal lending portfolios, and lower provisions in commercial banking.
Wealth Management reported net income of $68 million for the third quarter, compared with net income of $70 million from the prior quarter and $53 million from the same quarter last year.
     Revenue of $404 million was up 12% from the third quarter of 2010, primarily due to higher fee-based revenue and commissions from new issue and equity trading activity, higher client assets under management primarily due to improved capital markets, and higher long-term net sales of mutual funds.
     CIBC’s Retail and Business Banking business and Wealth Management franchise had several notable achievements during the third quarter.
     Retail and Business Banking:
•	We were recognized by Global Finance Magazine as “Best in Mobile Banking” among North American banks, the first time this award has been given, reflecting the rapid growth of this channel. This recognition was based on criteria including strength of strategy for attracting and servicing customers, success in driving usage of mobile apps, and overall functionality;

•	We became the first bank to bring a mobile stock trading App to Canadian investors with the introduction of the new CIBC Mobile Brokerage App enabling clients to execute trades using their mobile device;

•	We added Visa payWave, a contactless payment feature, on all newly issued and renewing credit cards in the Aerogold family, as well as on the CIBC Classic credit card, to further enhance the client experience;

•	As presenting sponsor of the 2011 International Indian Film Academy Awards celebrations, we brought the creativity of Bollywood to life for Canadians of all backgrounds and helped build strong relationships with our South Asian clients; and

•	On July 28, we kicked off the 2011 Canadian Breast Cancer Foundation CIBC Run for the Cure on CIBC National Client Appreciation Day by thanking our clients, employees and communities across Canada for running with us for the past 15 years.
     Wealth Management:
•	We announced our investment in American Century Investments as part of our plan to enhance the strength of our wealth management franchise and provide a platform for further international growth.
     CIBC FirstCaribbean:
•	We incorporated the financial strength of CIBC with the heritage of FirstCaribbean International Bank in rebranding our Caribbean retail and commercial banking business as “CIBC FirstCaribbean International Bank”.
Wholesale Banking reported net income of $145 million for the third quarter, up $33 million from the prior quarter.
     Revenue of $454 million was up from $393 million in the prior quarter, mainly due to higher corporate and investment banking revenue.

     Wholesale Banking had several notable achievements during the third quarter:
•	We acted as joint bookrunner on Intact Financial Corporation’s $962 million common equity offering;

•	We were lead coordinator on a $6.0 billion 5-year offering for Canada Housing Trust No. 1;

•	We were sole lead arranger for a $1.5 billion revolving credit facility for TransAlta Corporation;

•	We acted as exclusive financial advisor to Intact Financial Corporation on its $2.6 billion acquisition of AXA Canada; and

•	We were joint bookrunner on Bell Canada Inc.’s $1.0 billion two-tranche debentures offering.
“Our results this quarter reflect the momentum we have demonstrated throughout 2011, and are aligned to our strategic imperative of consistent, sustainable performance,” says Mr. McCaughey. “We are well positioned to take advantage of growth opportunities and further strengthen our franchise for the future.”
Structured credit run-off progress
CIBC continued to reduce exposures in our structured credit run-off business, completing several transactions that in aggregate reduced the overall notional positions by US$10.8 billion, including US$9.6 billion of sales and terminations, which resulted in a net pre-tax gain of $13 million (US$13 million).
     While CIBC has taken steps to reduce its exposure, further significant losses could result, depending on the performance of both the underlying assets and the financial guarantors.
CIBC in our communities
CIBC is committed to supporting causes that matter to its clients, employees and communities. This past quarter included several notable achievements and contributions:
•	CIBC clients and employees in British Columbia and the Yukon Territories raised more than $520,000 for the annual B.C. Children’s Hospital fundraising campaign. More than $6.6 million has been contributed to this children’s regional hospital since 1995 through CIBC corporate donations and the generosity of CIBC employees and clients;

•	CIBC clients and employees raised a record $535,000 for Fondation Centre de cancérologie Charles-Bruneau during the 16th annual Tour CIBC Charles-Bruneau in Quebec to raise money for kids with cancer. This represents a 42% increase over last year and CIBC’s contribution helped the Tour raise $2 million in its most successful year yet;

•	The CIBC Children’s Foundation awarded a total of $50,000 in Torch Club Grants to eight Boys and Girls Clubs from across the country to deliver the Torch Club junior leadership program. This program helps lay the foundation for pre-teens to meet the demands of citizenship with inspired leadership, compassion and concern for others. The grants were made possible through CIBC Miracle Day, the annual corporate fundraiser for the CIBC Children’s Foundation;

•	CIBC committed $250,000 to the Oshawa Hospital Foundation’s My Health My Hospital campaign. CIBC’s donation will support the Heather Griffith Breast Assessment Centre which provides treatment and care to breast cancer patients across the region of Durham;

•	CIBC was named one of the 2011 winners of the Bay Street Suit Challenge by Dress for Success Toronto. This registered charity collects previously worn business attire to assist individuals with limited financial means to complete a wardrobe for employment. CIBC employees donated 1,150 items and CIBC also made a donation of $5,000 to Dress for Success; and
•	CIBC donated a total of $65,000 to Canadian Red Cross disaster relief efforts related to flooding in Manitoba and Quebec and the Slave Lake, Alberta wildfire. CIBC employees raised an additional $14,000 for fire victims in Slave Lake.
(1)	For additional information, see the “Non-GAAP measures” section.
Investor and analyst inquiries should be directed to Geoff Weiss, Vice-President, Investor Relations, at 416-980-5093. Media inquiries should be directed to Rob McLeod, Senior Director, Communications and Public Affairs, at 416-980-3714, or to Mary Lou Frazer, Senior Director, Investor & Financial Communications, at 416-980-4111.
The information on the following pages forms a part of this press release.
(The board of directors of CIBC reviewed this press release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer and the Chief Financial Officer of CIBC to certify CIBC’s third quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the Securities and Exchange Commission a certification relating to CIBC’s third quarter financial information, including the attached unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.)

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s results of operations and financial condition for the quarter ended July 31, 2011, compared with prior quarters. The MD&A should be read in conjunction with our 2010 Annual Report and the unaudited interim consolidated financial statements included in this report, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Unless otherwise indicated, all amounts in the MD&A are expressed in Canadian dollars. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period. This MD&A is current as of August 30, 2011. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used throughout this quarterly report can be found on pages 184 to 187 of our 2010 Annual Report.
Contents

5	Third quarter financial highlights
6	Overview
6	Financial results
8	Significant events
8	Outlook for calender-year 2011
9	Review of quarterly financial information
10	Non-GAAP measures
10	Strategic business unit (SBU) overview
11	Retail and Business Banking
13	Wealth Management
15	Wholesale Banking
17	Corporate and Other
19	Structured credit run-off business and other selected activities
19	Structured credit run-off business
21	Other selected activities
22	Financial condition
22	Review of consolidated balance sheet
23	Capital resources
24	Off-balance sheet arrangements
25	Management of risk
25	Risk overview
25	Credit risk
27	Market risk
29	Liquidity risk
29	Other risks
30	Accounting and control matters
30	Critical accounting policies and estimates
31	Contingent liabilities
32	U.S. regulatory developments
32	Transition to International Financial Reporting Standards (IFRS)
33	Controls and procedures
A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Structured credit run-off progress”, “Overview — Income Taxes”, “Overview — Significant Events”, “Overview — Outlook for 2011”, “Structured credit run-off business”, “Capital Resources”, and “Accounting and Control Matters” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2011 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Overview — Outlook for 2011” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

4	CIBC Third Quarter 2011

THIRD QUARTER FINANCIAL HIGHLIGHTS

		As at or for the			As at or for the
		three months ended			nine months ended
		2011	2011	2010	2011	2010
Unaudited		Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

	Financial results ($ millions)
	Net interest income	$1,607	$1,528	$1,548	$4,745	$4,559
	Non-interest income	1,450	1,361	1,301	4,302	4,272

	Total revenue	3,057	2,889	2,849	9,047	8,831
	Provision for credit losses	195	194	221	598	896
	Non-interest expenses	1,820	1,794	1,741	5,436	5,167

	Income before taxes and non-controlling interests	1,042	901	887	3,013	2,768
	Income tax expense	231	221	244	720	791
	Non-controlling interests	3	2	3	8	25

	Net income	$808	$678	$640	$2,285	$1,952

	Financial measures
	Efficiency ratio	59.6%	62.1%	61.1%	60.1%	58.5%
	Cash efficiency ratio, taxable equivalent basis (TEB) (1)	58.3%	60.8%	60.6%	58.9%	58.0%
	Return on equity	21.5%	19.9%	19.8%	21.6%	21.1%
	Net interest margin	1.72%	1.70%	1.74%	1.74%	1.78%
	Net interest margin on average interest-earning assets (2)	1.96%	1.94%	2.03%	1.99%	2.09%
	Return on average assets	0.86%	0.76%	0.72%	0.84%	0.76%
	Return on average interest-earning assets (2)	0.98%	0.86%	0.84%	0.96%	0.90%
	Total shareholder return	(9.89)%	8.52%	(4.17)%	(3.61)%	18.08%

	Common share information
Per share	- basic earnings	$1.90	$1.61	$1.54	$5.43	$4.72
	- cash basic earnings (1)	1.92	1.63	1.55	5.49	4.77
	- diluted earnings	1.89	1.60	1.53	5.42	4.71
	- cash diluted earnings (1)	1.91	1.62	1.55	5.48	4.76
	- dividends	0.87	0.87	0.87	2.61	2.61
	- book value	35.01	33.47	31.36	35.01	31.36
Share price	- high	84.45	85.49	75.40	85.49	77.19
	- low	72.75	76.75	65.91	72.75	61.96
	- closing	72.98	81.91	70.60	72.98	70.60
	Shares outstanding (thousands)
	- average basic	397,232	395,373	388,815	395,265	386,706
	- average diluted	397,986	396,394	389,672	396,189	387,710
	- end of period	398,856	396,978	390,781	398,856	390,781
	Market capitalization ($ millions)	$29,109	$32,516	$27,589	$29,109	$27,589

	Value measures
	Dividend yield (based on closing share price)	4.7%	4.4%	4.9%	4.8%	4.9%
	Dividend payout ratio	45.9%	54.1%	56.7%	48.1%	55.3%
	Market value to book value ratio	2.08	2.45	2.25	2.08	2.25

	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$95,563	$121,486	$92,049	$95,563	$92,049
	Loans and acceptances, net of allowance	193,592	188,169	184,987	193,592	184,987
	Total assets	362,579	384,106	349,600	362,579	349,600
	Deposits	261,327	278,602	238,102	261,327	238,102
	Common shareholders’ equity	13,962	13,286	12,256	13,962	12,256
	Average assets	371,433	368,058	353,092	364,548	342,599
	Average interest-earning assets (2)	325,401	323,969	302,288	318,937	291,571
	Average common shareholders’ equity	13,891	13,102	11,994	13,290	11,561
	Assets under administration (3)	1,380,582	1,348,229	1,216,719	1,380,582	1,216,719

	Balance sheet quality measures
	Risk-weighted assets ($ billions)	$109.0	$106.3	$107.2	$109.0	$107.2
	Tangible common equity ratio (1)	11.0%	10.6%	9.5%	11.0%	9.5%
	Tier 1 capital ratio	14.6%	14.7%	14.2%	14.6%	14.2%
	Total capital ratio	18.7%	18.9%	18.1%	18.7%	18.1%

	Other information
	Retail / wholesale ratio (1)(4)	77% / 23%	76% / 24%	74% / 26%	77% / 23%	74% / 26%
	Full-time equivalent employees	42,425	41,928	42,642	42,425	42,642

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	Average interest-earning assets include interest-bearing deposits with banks, securities, securities borrowed or purchased under resale agreements, and loans.

(3)	Includes assets under administration or custody of CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(4)	For the purposes of calculating this ratio, Retail includes Retail and Business Banking, Wealth Management, and International Banking operations (reported as part of Corporate and Other). The ratio represents the amount of economic capital attributed to these businesses as at the end of the period.

CIBC Third Quarter 2011	5

OVERVIEW
Financial results
Net income for the quarter was $808 million, compared to net income of $640 million for the same quarter last year and net income of $678 million for the prior quarter. Net income for the nine months ended July 31, 2011 was $2,285 million, compared to $1,952 million for the same period in 2010.
     Our results for the current quarter were impacted by the following items:
•	$37 million ($27 million after-tax) reduction in the general allowance; and
•	$18 million ($13 million after-tax) loss from the structured credit run-off business.
In addition to the above items, earnings per share for the quarter was also impacted by:
•	$12 million ($12 million after-tax) premium paid on preferred share redemptions.
Net interest income
Net interest income was up $59 million or 4% from the same quarter last year, largely due to solid volume growth across most retail products, including the impact of the acquisition of the MasterCard portfolio completed on September 1, 2010, partially offset by narrower spreads. In addition, trading-related net interest income was higher in the quarter.
     Net interest income was up $79 million or 5% from the prior quarter as the impact of three more days in the quarter and volume growth across most retail products were partially offset by narrower spreads. The current quarter also benefited from higher treasury-related net interest income and interest income on tax reassessments.
     Net interest income for the nine months ended July 31, 2011 was up $186 million or 4% from the same period in 2010, mainly due to solid volume growth across most retail products, including the impact of the acquisition of the MasterCard portfolio, partially offset by narrower spreads. The current period also benefited from higher trading-related and corporate lending net interest income. These factors were partially offset by lower treasury-related net interest income and lower net interest income in our U.S. real estate finance business.
Non-interest income
Non-interest income was up $149 million or 11% from the same quarter last year. The structured credit run-off business had gains in the current quarter compared to losses in the same quarter last year. The current quarter also benefited from higher income from securitized assets and higher fees from mutual funds and underwriting and advisory activities. These factors were partially offset by lower gains net of write-downs on available-for-sale (AFS) securities. Credit card fees were lower due to the impact of securitization activities.
     Non-interest income was up $89 million or 7% from the prior quarter, mainly due to gains in the structured credit run-off business compared to losses in the prior quarter. The current quarter also had higher gains net of write-downs on AFS securities.
     Non-interest income for the nine months ended July 31, 2011 was up $30 million or 1% from the same period in 2010. Higher income from securitized assets, wealth management related activities, underwriting and advisory activities, and higher credit and insurance-related fees were partially offset by lower trading revenue and lower gains net of write-downs on AFS securities. Credit card fees were lower due to the impact of securitization activities and the structured credit run-off business had losses in the current period compared to gains in the same period last year.
Provision for credit losses
The total provision for credit losses was down $26 million or 12% from the same quarter last year. The specific provision for credit losses in the consumer portfolios was down $39 million, primarily due to lower write-offs and bankruptcies in the credit card and personal lending portfolios and the favourable impact from the credit card securitizations that took place in 2011, partially offset by expected losses arising from the acquired MasterCard portfolio. The specific provision for credit losses in the business and government lending portfolio decreased $26 million, largely due to reduced losses in our U.S. real estate finance and European run-off businesses. The reduction in the general allowance was $37 million this quarter, compared with $76 million in the same quarter last year, reflective of a lower level of credit card securitization in the current quarter.
     The total provision for credit losses was comparable to the prior quarter. The specific provision for credit losses in the consumer portfolios was up $3 million, mainly due to higher write-offs arising from the MasterCard portfolio as the portfolio seasons to normal levels of write-offs, partially offset by the favourable impact of the credit card securitization that took place this quarter. The specific provision for credit losses in the business and government lending portfolio was up $19 million, largely due to higher losses net of reversals in our portfolios in Canada, CIBC FirstCaribbean International Bank (CIBC FirstCaribbean) and in our U.S. real estate finance business. The change in general provision for credit losses was favourable by $21 million from the prior quarter, largely due to the impact of the credit card securitization noted above.
     The total provision for credit losses was down $298 million or 33% for the nine months ended July 31, 2011, compared with the same period last year. The specific provision for credit losses in consumer portfolios was down $177 million. The decrease was mainly due to lower write-offs and bankruptcies across most products and the favourable impact of the credit card securitizations noted above. This was partially offset by expected losses arising

6	CIBC Third Quarter 2011

from the acquired MasterCard portfolio. The specific provision for credit losses in the business and government lending portfolio was down $141 million, primarily due to the improvement in our portfolios in Canada and in our U.S. real estate finance business. The change in the general provision for credit losses was unfavourable by $20 million from the same period last year, primarily due to a lower reduction in general allowance for a lower level of credit card securitizations that took place in the first nine months this year compared with the same period last year, as well as the establishment of an allowance for the acquired MasterCard portfolio.
Non-interest expenses
Non-interest expenses were up $79 million or 5% from the same quarter last year, mainly due to higher performance-based compensation and pension expenses, servicing fees related to the acquired MasterCard portfolio, and higher advertising costs. These were partially offset by lower business and capital taxes.
     Non-interest expenses were up $26 million or 1% from the prior quarter, primarily due to higher performance-based compensation, higher salaries driven by three more days in the quarter, partially offset by the impact of lower litigation expenses.
     Non-interest expenses for the nine months ended July 31, 2011 were up $269 million or 5% from the same period in 2010. The increase was mainly due to higher employee compensation and benefits driven largely by performance-based compensation and pension expenses, and servicing fees related to the acquired MasterCard portfolio. The harmonized sales tax (HST), which was implemented in Ontario and British Columbia on July 1, 2010, resulted in higher expense in various categories during the current period. These factors were partially offset by lower business and capital taxes. The prior period included a settlement with the Ontario Securities Commission relating to our participation in the asset-backed commercial paper (ABCP) market.
Income taxes
Income tax expense was down $13 million or 5% from the same quarter last year, primarily due to higher tax-exempt income and a lower statutory tax rate, partially offset by the tax impact of higher income.
     Income tax expense was up $10 million or 5% from the prior quarter, mainly due to higher income, partially offset by the impact of an increase in the relative proportion of income subject to lower tax rates.
     Income tax expense for the nine months ended July 31, 2011 was down $71 million or 9% from the same period in 2010. The current period benefited from higher tax-exempt income and a lower statutory tax rate. The prior year period included a future tax asset write-down of $25 million related to the enactment of lower Ontario corporate tax rates.
     At the end of the quarter, our future income tax asset was $273 million. Included in the future income tax asset were $21 million related to Canadian capital loss carryforwards that have no expiry date, and $182 million, net of a valuation allowance, related to our U.S. operations. Accounting standards require a valuation allowance when it is more likely than not that all, or a portion of, a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of a valuation allowance, will be realized.
     In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. We believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date. Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $173 million. Should we fail to defend our position in its entirety, additional tax expense of approximately $862 million and non-deductible interest of approximately $123 million would be incurred.
Foreign exchange
The estimated impact of U.S. dollar translation on the interim consolidated statement of operations was as follows:

	For the three	For the nine
	months ended	months ended
	Jul. 31, 2011	Jul. 31, 2011
	vs.	vs.
$ millions	Jul. 31, 2010	Jul. 31, 2010

Estimated decrease in:
Total revenue	$32	$70
Provision for credit losses	2	4
Non-interest expense	13	32
Income taxes and non-controlling interest	2	6
Net income	15	28

C$ vs. US $ - average appreciation	8%	6%

The estimated impact of the changes in foreign exchange rates compared to the prior quarter was not significant.
Our results for the prior quarters were affected by the following items:

Q2, 2011
•	$70 million ($50 million after-tax) loss from the structured credit run-off business.

CIBC Third Quarter 2011	7

Q1, 2011
•	$68 million ($49 million after-tax) loss from the structured credit run-off business; and
•	$43 million ($37 million after-tax) gain on sale of CIBC Mellon Trust Company’s (CMT) Issuer Services business.
Q3, 2010
•	$138 million ($96 million after-tax) loss on the structured credit run-off business; and
•	$76 million ($53 million after-tax) reduction in the general allowance.
Q2, 2010
•	$58 million ($40 million after-tax) gain from the structured credit run-off business; and
•	$30 million ($17 million after-tax) reversal of interest expense related to the favourable conclusion of prior years’ tax audits.
Q1, 2010
•	$25 million ($17 million after-tax) gain from the structured credit run-off business;
•	$25 million future tax asset write-down resulting from the enactment of lower Ontario corporate tax rates; and
•	$17 million ($12 million after-tax) negative impact of changes in credit spreads on the mark-to-market (MTM) of credit derivatives in our corporate loan hedging programs.
Significant events
American Century Investments
On July 15, 2011 CIBC announced that, subject to obtaining regulatory approvals, CIBC would acquire a minority interest in American Century Investments (ACI), a U.S. investment management firm, for total cash consideration of approximately US$848 million. Those regulatory approvals have been obtained and the transaction is expected to close in the fourth quarter. At closing, CIBC will acquire JP Morgan Chase & Co.’s entire interest in ACI, which represents approximately 41% of ACI’s equity. In addition, CIBC will hold 10.1% of ACI’s voting rights and be entitled to nominate two directors on ACI’s 10-person board. Commencing in the fourth quarter, the investment will be accounted for using the equity method and our proportionate share in the results of ACI will be included in the Wealth Management SBU for the period subsequent to the close.
TMX Group Inc.
During the quarter, Maple Group Acquisition Corporation (Maple), a corporation whose investors comprise CIBC and 12 other leading Canadian financial institutions and pension funds, commenced an offer to acquire 100% of the TMX Group Inc. As part of the proposed transaction, CIBC has made an equity commitment of a maximum of $192 million. In addition, CIBC and certain other financial institutions have provided a commitment letter to Maple for $1.9 billion in credit facilities which would also support the acquisitions of Alpha Group and The Canadian Depository for Securities Limited.
     The offer is set to expire on September 30, 2011 and is subject to obtaining the required regulatory approvals, including from securities regulatory authorities and the Competition Bureau. On August 3, 2011, Maple announced that if the required regulatory approval process has not been completed by September 30, 2011, its intention would be to further extend its offer.
Sale of CIBC Mellon Trust Company’s (CMT) Issuer Services business
Effective November 1, 2010, CMT, a 50/50 joint venture between CIBC and The Bank of New York Mellon, sold its Issuer Services business (stock transfer and employee share purchase plan services). As a result of the sale, CIBC recorded an after-tax gain of $37 million in the first quarter of 2011, which is net of estimated claw-back and post-closing adjustments that will be settled effective November 1, 2011. CMT’s Issuer Services business results were reported in CIBC’s Corporate and Other reporting segment and the results of its operations were not considered significant to CIBC’s consolidated results.
Outlook for calendar-year 2011
Both the Canadian and U.S. economies decelerated in the first half of 2011, with consumers squeezed by higher gasoline prices and manufacturing disrupted by supply chain issues after Japan’s earthquake. While we expect the U.S. economy to improve in the third quarter, a sharp downward revision to first quarter data trimmed our outlook for U.S. growth for the year to 1.7% from 2.5% a quarter ago. Canada’s economy also decelerated on softer consumer spending and energy production in the second quarter. Although financial markets have shown concern, we still expect to see a pick-up in economic data in the third quarter, helped by rebounds in auto assemblies and energy output, taking growth to 2.4% for the year. Softer growth and tame core inflation will keep interest rates low, giving some support to housing in Canada.
     Retail and Business Banking is expected to face slower growth in demand for mortgages and household credit, and modest improvements in demand for business credit. The lagged impacts of the earlier recession on credit quality will continue to fade, allowing for an improvement in delinquencies and a reduction in personal bankruptcies.
     Wealth Management could see a shift in investor interest towards safer, yield-bearing assets given recent volatility.
     Wholesale Banking should benefit from a healthy pace of bond issuance with governments remaining heavy borrowers and businesses taking advantage of low base interest rates on government bonds. Equity issuance could slow over the balance of the fiscal year in light of recent market weakness. Merger and acquisition activity could also be affected in the near term by softer equity markets.

8	CIBC Third Quarter 2011

Corporate credit demand should be supported by growth in capital spending, although the public debt market and internal cash flows will be a competitive source of funding.
     U.S. real estate finance could remain slow given an excess of vacant properties. Corporate default rates could remain contained as we move further from the prior recession.
Review of quarterly financial information

		2011			2010				2009
	$ millions, except per share amounts,
	for the three months ended	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31

	Revenue (1)
	Retail and Business Banking	$2,019	$1,905	$1,980	$1,961	$1,962	$1,789	$1,861	$1,810
	Wealth Management	404	420	416	378	360	370	371	372
	Wholesale Banking	454	393	471	238	315	548	613	503
	Corporate and Other	180	171	234	677	212	214	216	203

	Total revenue	3,057	2,889	3,101	3,254	2,849	2,921	3,061	2,888
	Provision for credit losses	195	194	209	150	221	316	359	424
	Non-interest expenses	1,820	1,794	1,822	1,860	1,741	1,678	1,748	1,669

	Income before taxes and non-controlling interests	1,042	901	1,070	1,244	887	927	954	795
	Income tax expense	231	221	268	742	244	261	286	145
	Non-controlling interests	3	2	3	2	3	6	16	6

	Net income	808	678	799	500	640	660	652	644
	Preferred share dividends and premiums	55	42	42	42	42	43	42	43

	Net income applicable to common shares	$753	$636	$757	$458	$598	$617	$610	$601

Earnings per share	- basic	$1.90	$1.61	$1.92	$1.17	$1.54	$1.60	$1.59	$1.57
	- diluted	$1.89	$1.60	$1.92	$1.17	$1.53	$1.59	$1.58	$1.56

(1)	Certain prior period information has been restated to conform to the presentation in the current period.
Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July — third quarter and August — fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management, and wholesale banking activities.
     Retail and Business Banking revenue was up over the period in the table above reflecting volume growth, offset to some extent by spread compression. The acquisition of the MasterCard portfolio in September 2010 benefited revenue starting in the fourth quarter of 2010.
     Wealth Management revenue has grown over the period on improved capital market conditions and higher trading activity.
     Wholesale Banking revenue is influenced to a large extent by capital market conditions. In the second half of 2010 and the first three quarters of 2011, Wholesale Banking revenue was adversely affected by losses in the structured credit run-off business.
     Corporate and Other revenue included foreign exchange gains on capital repatriation activities in the fourth quarter of 2010. The gain on sale of CMT’s Issuer Services business was included in the first quarter of 2011. Revenue from CIBC FirstCaribbean has also declined over the period mainly due to the impact of a stronger Canadian dollar.
     The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolios. Losses in the credit card and personal lending portfolios improved in 2010 and 2011. Starting in the fourth quarter of 2010, we had loan losses on the acquired MasterCard portfolio. Wholesale Banking provisions also declined in 2010 and 2011, reflecting improved economic conditions in both the U.S. and Europe.
     Non-interest expenses have fluctuated over the period largely due to changes in employee compensation and benefits, pension expense, and the implementation of HST in Ontario and British Columbia in July 2010.
     Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items. Tax-exempt income has been trending higher since the fourth quarter of 2010. Income tax expense on capital repatriation activities was included in the fourth quarter of 2010, and a write-down of future tax assets was included in the first quarter of 2010. The fourth quarter of 2009 included a tax benefit, primarily from a positive revaluation of future tax assets.
     The first quarter of 2010 included the minority interest related to the gain on the sale of a U.S. investment.

CIBC Third Quarter 2011	9

NON-GAAP MEASURES
We use a number of financial measures to assess the performance of our SBUs. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 42 of the 2010 Annual Report.
     The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis. The reconciliations of the non-GAAP measures of our SBUs are provided in their respective sections.

		As at or for the			As at or for the
		three months ended			nine months ended
		2011	2011	2010	2011	2010
$ millions, except per share amounts		Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Net interest income		$1,607	$1,528	$1,548	$4,745	$4,559
Non-interest income		1,450	1,361	1,301	4,302	4,272

Total revenue per interim financial statements		3,057	2,889	2,849	9,047	8,831
TEB adjustment		49	45	11	133	27

Total revenue (TEB) (1)	A	$3,106	$2,934	$2,860	$9,180	$8,858

Trading revenue		$(22)	$91	$131	$208	$735
TEB adjustment		49	44	9	132	23

Trading revenue (TEB) (1)		$27	$135	$140	$340	$758

Non-interest expenses per interim financial statements		$1,820	$1,794	$1,741	$5,436	$5,167
Less: amortization of other intangible assets		11	9	9	31	28

Cash non-interest expenses (1)	B	$1,809	$1,785	$1,732	$5,405	$5,139

Net income applicable to common shares		$753	$636	$598	$2,146	$1,825
Add: after-tax effect of amortization of other intangible assets		8	7	7	24	22

Cash net income applicable to common shares (1)	C	$761	$643	$605	$2,170	$1,847

Basic weighted-average common shares (thousands)	D	397,232	395,373	388,815	395,265	386,706
Diluted weighted-average common shares (thousands)	E	397,986	396,394	389,672	396,189	387,710

Cash efficiency ratio (TEB) (1)	B/A	58.3%	60.8%	60.6%	58.9%	58.0%
Cash basic earnings per share (1)	C/D	$1.92	$1.63	$1.55	$5.49	$4.77
Cash diluted earnings per share (1)	C/E	$1.91	$1.62	$1.55	$5.48	$4.76

(1)	Non-GAAP measure.
SBU OVERVIEW
New organizational structure
On March 28, 2011, we announced a new organizational structure to build on the progress of implementing our business strategy and delivering strong financial performance. Beginning in the third quarter of 2011, wealth management and international banking operations (including CIBC FirstCaribbean) have been reported separately from CIBC Retail Markets and included in the newly created Wealth Management SBU and Corporate and Other, respectively. Following these changes, CIBC Retail Markets which includes the remaining businesses was renamed Retail and Business Banking. Under the new organizational structure, CIBC now has three SBUs — Retail and Business Banking, Wealth Management and Wholesale Banking. Prior period information has been restated.
Other segment reporting changes
In the third quarter of 2011, we realigned certain items from Other to Capital markets and Corporate and investment banking business lines within Wholesale Banking to better reflect the nature and management of the activities. Prior period information has been restated.
     Beginning in the first quarter of 2011, general allowance for credit losses related to CIBC FirstCaribbean has been included within Corporate and Other. This allowance was previously reported within CIBC Retail Markets. Prior period information was restated.
     Besides the changes noted above, the key methodologies and assumptions used in reporting financial results of our SBUs remain unchanged from October 31, 2010. These are periodically reviewed by management to ensure they remain valid. For further details, see page 43 of the 2010 Annual Report.

10	CIBC Third Quarter 2011

RETAIL AND BUSINESS BANKING
Retail and Business Banking comprises personal banking and business banking businesses. We provide a full range of financial products, services and advice to nearly 10 million personal and business clients in Canada.
Results (1)

	For the three			For the nine
	months ended			months ended
	2011	2011	2010	2011	2010
$ millions	Jul. 31	Apr. 30 (2)	Jul. 31 (2)	Jul. 31	Jul. 31 (2)

Revenue
Personal banking	$1,630	$1,577	$1,569	$4,854	$4,645
Business banking	358	339	353	1,046	1,014
Other	31	(11)	40	4	(47)

Total revenue (a)	2,019	1,905	1,962	5,904	5,612
Provision for credit losses	285	260	281	806	945
Non-interest expenses (b)	1,021	1,003	968	3,031	2,825

Income before taxes	713	642	713	2,067	1,842
Income tax expense	174	166	187	522	504

Net income (c)	$539	$476	$526	$1,545	$1,338

Efficiency ratio (b/a)	50.6%	52.7%	49.3%	51.3%	50.4%
Amortization of other intangible assets (d)	$3	$3	$—	$8	$—
Cash efficiency ratio (3) ((b-d)/a)	50.4%	52.5%	49.3%	51.2%	50.4%
Return on equity (3)	61.5%	57.7%	66.4%	60.9%	57.9%
Charge for economic capital (3) (e)	$(118)	$(111)	$(109)	$(342)	$(320)
Economic profit (3) (c+e)	$421	$365	$417	$1,203	$1,018
Full-time equivalent employees	21,553	21,581	21,765	21,553	21,765

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	Certain prior period information has been restated to conform to the presentation in the current period.

(3)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $539 million, an increase of $13 million or 2% from the same quarter last year. Revenue increased by 3% as a result of solid volume growth across business segments, including the impact of the acquisition of the MasterCard portfolio in the fourth quarter of 2010, and higher fees, partially offset by narrower spreads. Non-interest expenses were up 5% from the same quarter last year.
     Net income was up $63 million or 13% compared with the prior quarter. Revenue increased by 6% due to three additional days in the quarter and higher treasury allocations. Non-interest expenses were up 2% compared to the prior quarter.
     Net income for the nine months ended July 31, 2011 was $1,545 million, an increase of $207 million or 15% from the same period in 2010. Revenue increased by 5% as a result of volume growth across business segments and higher fees, both including the impact of the MasterCard portfolio, and higher treasury allocations, partially offset by narrower spreads. Provision for credit losses was down 15% from the same period last year while non-interest expenses were up 7%.
Revenue
Revenue was up $57 million or 3% from the same quarter last year.
     Personal banking revenue was up $61 million or 4%, primarily driven by solid volume growth across most products, including the impact of the MasterCard portfolio, and higher fees, partially offset by narrower spreads.
     Business banking revenue was comparable to the same quarter last year as volume growth across most products was offset by narrower spreads.
     Other revenue was down $9 million mainly due to lower treasury allocations.
Revenue was up $114 million from the prior quarter.
     Personal banking revenue was up $53 million, primarily due to the impact of three additional days.
     Business banking revenue was up $19 million, primarily due to the impact of three additional days and volume growth.
     Other revenue was up $42 million due to higher treasury allocations.
Revenue for the nine months ended July 31, 2011 was up $292 million or 5% from the same period last year.
     Personal banking revenue was up $209 million or 4%, primarily driven by solid volume growth across most

CIBC Third Quarter 2011	11

products and higher fees, including the impact of the MasterCard portfolio, partially offset by narrower spreads.
     Business banking revenue was up $32 million or 3%, primarily due to solid volume growth across most products, partially offset by narrower spreads.
     Other revenue was up $51 million mainly due to higher treasury allocations.
Provision for credit losses
Provision for credit losses was up $4 million or 1% from the same quarter last year due to higher write-offs in the acquired MasterCard portfolio, partially offset by lower write-offs and bankruptcies in other credit card and personal lending portfolios, and lower provisions in commercial banking.
     Provision for credit losses was up $25 million from the prior quarter. The increase was mainly due to the expected increases in the acquired MasterCard portfolio as the portfolio seasons to expected levels of delinquency, and higher provisions in commercial banking.
     Provision for credit losses for the nine months ended July 31, 2011 was down $139 million or 15%, largely due to lower write-offs and bankruptcies across most products, partially offset by losses in the acquired MasterCard portfolio.
Non-interest expenses
Non-interest expenses were up $53 million or 5% from the same quarter last year primarily due to servicing fees related to the MasterCard portfolio, the impact of HST, and higher pension expenses and corporate support costs.
     Non-interest expenses were up $18 million from the prior quarter, primarily due to higher performance-based compensation and corporate support costs.
     Non-interest expenses for the nine months ended July 31, 2011 were up $206 million or 7% from the same period last year, primarily due to higher pension expenses, servicing fees related to the MasterCard portfolio, higher corporate support costs, and the impact of HST.
Income taxes
Income taxes were down $13 million from the same quarter last year mainly due to a lower Canadian statutory tax rate.
     Income taxes were up $8 million from the prior quarter due to higher income.
     Income taxes for the nine months ended July 31, 2011 were up $18 million from the same period last year due to higher income, partially offset by a lower Canadian statutory tax rate.

12	CIBC Third Quarter 2011

WEALTH MANAGEMENT
Wealth Management comprises asset management, retail brokerage and private wealth management businesses. Combined, these businesses offer an extensive suite of leading investment and relationship-based advisory services to meet the needs of institutional, retail, and high net worth clients.
Results (1)

	For the three			For the nine
	months ended			months ended
	2011	2011	2010	2011	2010
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Revenue
Retail brokerage	$263	$282	$235	$826	$732
Asset management	116	114	99	341	293
Private wealth management	25	24	26	73	76

Total revenue (a)	404	420	360	1,240	1,101
Provision for credit losses	1	3	—	4	—
Non-interest expenses (b)	307	318	283	934	865

Income before taxes	96	99	77	302	236
Income tax expense	28	29	24	88	65

Net income (c)	$68	$70	$53	$214	$171

Efficiency ratio (b/a)	76.0%	75.7%	78.8%	75.3%	78.5%
Amortization of other intangible assets (d)	$—	$1	$—	$1	$1
Cash efficiency ratio (2) ((b-d)/a)	75.9%	75.6%	78.7%	75.2%	78.4%
Return on equity (2)	31.0%	33.1%	24.0%	32.9%	26.7%
Charge for economic capital (2) (e)	$(28)	$(28)	$(30)	$(85)	$(87)
Economic profit (2) (c+e)	$40	$42	$23	$129	$84
Full-time equivalent employees	3,675	3,614	3,566	3,675	3,566

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $68 million, an increase of $15 million or 28% from the same quarter last year. Revenue increased by 12%, primarily due to higher revenue from retail brokerage and asset management. Non-interest expenses were up 8% from the same quarter last year.
     Net income was comparable with the prior quarter.
     Net income for the nine months ended July 31, 2011 was $214 million, an increase of $43 million or 25% from the same period in 2010. Revenue increased by 13% primarily due to higher revenue from retail brokerage and asset management. Non-interest expenses were up 8%.
Revenue
Revenue was up $44 million or 12% from the same quarter last year.
     Retail brokerage revenue was up $28 million or 12%, primarily due to higher fee-based revenue and commissions from new issue and equity trading activity.
     Asset management revenue was up $17 million or 17%, primarily due to higher client assets under management driven by improved capital markets and higher long term net sales of mutual funds.
     Private wealth management revenue was comparable with the same quarter last year.
Revenue was down $16 million or 4% from the prior quarter.
     Retail brokerage revenue was down $19 million or 7%, primarily due to lower commissions from equity trading and new issue activity, partially offset by higher fee-based revenue.
     Asset management and private wealth management revenues were comparable to the prior quarter.
Revenue for the nine months ended July 31, 2011 was up $139 million or 13% from the same period last year.
     Retail brokerage revenue was up $94 million or 13%, primarily due to higher fee-based revenue, commissions from new issue and equity trading activity, and wider spreads.
     Asset management revenue was up $48 million or 16%, primarily due to higher client assets under management driven by improved capital markets and higher long term net sales of mutual funds.
     Private wealth management revenue was comparable with the same period last year.

CIBC Third Quarter 2011	13

Non-interest expenses
Non-interest expenses were up $24 million or 8% from the same quarter last year, primarily due to higher performance-based compensation.
     Non-interest expenses were down $11 million or 3% from the prior quarter, due to lower performance-based compensation.
     Non-interest expenses for the nine months ended July 31, 2011 were up $69 million or 8% from the same period last year, primarily due to higher performance-based compensation and pension expenses.
Income taxes
Income taxes were up $4 million from the same quarter last year and up $23 million for the nine months ended July 31, 2011 from the same period in 2010, mainly due to higher income, partially offset by a lower Canadian statutory tax rate.
     Income taxes were comparable with the prior quarter.

14	CIBC Third Quarter 2011

WHOLESALE BANKING
Wholesale Banking provides a wide range of credit, capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.
Results (1)

	For the three			For the nine
	months ended			months ended
	2011	2011	2010	2011	2010
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Revenue (TEB) (2)(3)
Capital markets	$251	$291	$256	$860	$818
Corporate and investment banking	232	164	161	618	572
Other	20	(17)	(91)	(27)	113

Total revenue (TEB) (3) (a)	503	438	326	1,451	1,503
TEB adjustment (3)	49	45	11	133	27

Total revenue (b)	454	393	315	1,318	1,476
Provision for credit losses	6	1	29	5	80
Non-interest expenses (c)	294	271	258	868	820

Income before taxes and non-controlling interests	154	121	28	445	576
Income tax expense	8	9	3	51	166
Non-controlling interests	1	—	—	1	12

Net income (d)	$145	$112	$25	$393	$398

Efficiency ratio (c/b)	64.9%	69.0%	81.4%	65.9%	55.5%
Amortization of other intangible assets (e)	$—	$—	$—	$—	$1
Cash efficiency ratio (TEB) (3) ((c-e)/a)	58.5%	62.0%	78.9%	59.8%	54.5%
Return on equity (3)	33.0%	25.8%	4.4%	29.3%	27.9%
Charge for economic capital (3) (f)	$(57)	$(57)	$(61)	$(176)	$(193)
Economic profit (loss) (3) (d+f)	$88	$55	$(36)	$217	$205
Full-time equivalent employees	1,214	1,144	1,134	1,214	1,134

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	Certain prior period information has been restated to conform to the presentation in the current period.

(3)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income for the quarter was $145 million, up $120 million from the same quarter last year, mainly due to lower losses in the structured credit run-off business, higher corporate and investment banking revenue, and a lower provision for credit losses. These were partially offset by higher non-interest expenses.
     Net income was up $33 million from the prior quarter, mainly due to higher corporate and investment banking revenue and lower losses in the structured credit run-off business, partially offset by lower capital markets revenue and higher non-interest expenses.
     Net income for the nine months ended July 31, 2011 was $393 million compared to $398 million in the same period in 2010. Higher losses in the structured credit run-off business and higher non-interest expenses were offset by a lower provision for credit losses and higher revenue from corporate and investment banking and capital markets. Income taxes were lower in the current period.
Revenue (TEB) (3)
Revenue was up $177 million from the same quarter last year.
     Capital markets revenue was down $5 million, primarily due to credit valuation adjustment (CVA) charges against credit exposures to derivative counterparties (other than financial guarantors), compared to reversals in the prior year quarter, partially offset by higher equity derivatives revenue.
     Corporate and investment banking revenue was up $71 million, mainly due to higher merchant banking gains, and higher corporate lending and advisory revenue.
     Other revenue was up $111 million, primarily due to gains in the structured credit run-off business compared to losses in the same quarter last year.
Revenue was up $65 million from the prior quarter.
     Capital markets revenue was down $40 million, mainly due to lower revenue from fixed income, equity sales and equity new issuances.

CIBC Third Quarter 2011	15

     Corporate and investment banking revenue was up $68 million, primarily due to higher merchant banking gains, and higher advisory revenue.
     Other revenue was up $37 million mainly due to gains in the structured credit run-off business compared to losses in the prior quarter.
Revenue for the nine months ended July 31, 2011 was down $52 million from the same period in 2010.
     Capital markets revenue was up $42 million, primarily due to higher equity derivatives revenue and higher revenue from equity issuances and sales, partially offset by lower fixed income revenue. The prior year period included a reversal of CVA charges noted above.
     Corporate and investment banking revenue was up $46 million, primarily due to higher revenue from corporate lending, advisory, and equity issuances, partially offset by lower merchant banking gains and lower U.S. real estate finance revenue.
     Other revenue was down $140 million, mainly due to losses in the structured credit run-off business compared to gains in the prior year period. The prior year period also included the reversal of interest expense on tax reassessments.
Provision for credit losses
Provision for credit losses was down $23 million from the same quarter last year, mainly due to lower losses in the European run-off and U.S. real estate finance portfolios as a result of relative stabilization in the U.S. commercial real estate market.
     Provision for credit losses was up $5 million from the prior quarter due to higher losses in the U.S. real estate finance portfolio.
     Provision for credit losses was $5 million for the nine months ended July 31, 2011 compared to $80 million in the same period in 2010, due to lower losses in the U.S. real estate finance portfolio as a result of relative stabilization in the U.S. commercial real estate market.
Non-interest expenses
Non-interest expenses were up $36 million or 14% from the same quarter last year, and up $23 million or 8% from the prior quarter, primarily due to higher performance-based compensation.
     Non-interest expenses for the nine months ended July 31, 2011 were up $48 million from the same period in 2010, primarily due to higher performance-based compensation, salaries, and communication expenses, partially offset by the ABCP settlement in the prior year period.
Income taxes
Income tax expense for the quarter was on comparable levels to the same quarter last year and the prior quarter.
     Income tax expense for the nine months ended July 31, 2011 was down $115 million from the same period in 2010, primarily due to the higher tax-exempt income and impact of the losses in the structured credit run-off business in the current year period.

16	CIBC Third Quarter 2011

CORPORATE AND OTHER
Corporate and Other comprises the six functional groups – Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management – that support CIBC’s SBUs. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. It also includes our International Banking operations comprising mainly CIBC FirstCaribbean; strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited; and other income statement and balance sheet items, including the general allowance, not directly attributable to the business lines. The impact of securitization is also retained within Corporate and Other.
Results (1)

	For the three					For the nine
	months ended					months ended
	2011	2011		2010		2011		2010
$ millions	Jul. 31	Apr. 30	(2)	Jul. 31	(2)	Jul. 31	(2)	Jul. 31	(2)

Revenue
International banking	$144	$127		$151		$411		$496
Other	36	44		61		174		146

Total revenue	180	171		212		585		642
Reversal of credit losses	(97)	(70)		(89)		(217)		(129)
Non-interest expenses	198	202		232		603		657

Income before taxes and non-controlling interests	79	39		69		199		114
Income tax expense	21	17		30		59		56
Non-controlling interests	2	2		3		7		13

Net income	$56	$20		$36		$133		$45

Full-time equivalent employees	15,983	15,589		16,177		15,983		16,177

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	Certain prior period information has been restated to conform to the presentation in the current period.
Financial overview
Net income for the quarter was up $20 million from the same quarter last year, mainly due to lower non-interest expenses, higher unallocated treasury income and interest income on tax reassessments, partially offset by a lower reduction in the general allowance.
     Net income for the quarter was up $36 million from the prior quarter, mainly due to a higher reduction in the general allowance, higher revenue from international banking, and higher interest income on tax reassessments.
     Net income for the nine months ended July 31, 2011 was up $88 million from the same period in 2010, mainly due to higher unallocated treasury income, the gain on sale of CMT’s Issuer Services business, lower non-interest expenses, interest income on tax reassessments, and a lower write-down of future tax assets. These were partially offset by lower revenue from international banking and a lower reduction in the general allowance.
Revenue
Revenue was down $32 million from the same quarter last year.
     International banking was down $7 million, primarily due to the impact of a stronger Canadian dollar and lower gains on sale of AFS securities in CIBC FirstCaribbean. The current quarter included a foreign exchange gain, compared to a loss in the prior year quarter, on CIBC FirstCaribbean customer deposits which did not qualify as foreign exchange hedges of AFS securities.
     Other revenue was down $25 million mainly due to the impact of securitization activities, partially offset by higher unallocated treasury revenue and interest income on tax reassessments.
Revenue was up $9 million from the prior quarter.
     International banking was up $17 million, primarily due to foreign exchange gains on customer deposits noted above.
     Other revenue was down $8 million mainly due to the impact of securitization activities, partially offset by higher interest income on tax reassessments.
Revenue for the nine months ended July 31, 2011 was down $57 million from the same period in 2010.
     International banking was down $85 million, mainly due to lower gains on sale of AFS securities and the impact of a stronger Canadian dollar in CIBC FirstCaribbean.
     Other revenue was up $28 million mainly due to higher unallocated treasury revenue, the gain on sale of CMT’s Issuer Services business, and interest income on tax reassessments, partially offset by the impact of securitization activities.

CIBC Third Quarter 2011	17

Reversal of credit losses
Reversal of credit losses was up $8 million from the same quarter last year, mainly due to the impact of securitization activities, partially offset by a lower reduction in the general allowance.
     Reversal of credit losses was up $27 million from the prior quarter mainly due to a higher reduction in the general allowance and the impact of securitization activities.
     Reversal of credit losses for the nine months ended July 31, 2011 was up $88 million from the same period in 2010, primarily due to the impact of securitization activities, partially offset by a lower reduction in the general allowance.
Non-interest expenses
Non-interest expenses were down $34 million from the same quarter last year and down $54 million for the nine months ended July 31, 2011 from the same period in 2010, primarily due to lower unallocated corporate support costs.
Income taxes
Income tax expense was down $9 million from the same quarter last year.
     Income tax expense was up $4 million from the prior quarter. The current quarter had higher income subject to lower rates of tax.
     Income tax expense for the nine months ended July 31, 2011 was up $3 million from the same period in 2010. The prior period included a future tax asset write-down resulting from the enactment of lower Ontario corporate tax rates.

18	CIBC Third Quarter 2011

STRUCTURED CREDIT RUN-OFF BUSINESS & OTHER SELECTED ACTIVITIES
In response to the recommendations of the Financial Stability Board (previously Financial Stability Forum), this section provides information on our structured credit run-off business and other selected activities within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment. The activities are discussed in further detail on pages 50 to 57 of our 2010 Annual Report.
Structured credit run-off business
Results (pre-tax basis)
The loss for the quarter was $18 million (US$19 million), compared with a loss of $138 million (US$131 million) for the same quarter last year and a loss of $70 million (US$72 million) for the prior quarter.
     The loss for the quarter was mainly due to a CVA loss relating to financial guarantors, net interest and non-interest expenses. These were partially offset by gains due to an increase in the value of receivables related to protection purchased from financial guarantors (on loan assets that are carried at amortized cost) resulting from a decrease in the MTM of the underlying positions and from transactions which were completed to reduce our positions. The total CVA loss for financial guarantors was $15 million (US$15 million) for the quarter.
     During the quarter, we reduced our overall notional positions by US$10.8 billion, including US$9.6 billion of sales and terminations, which resulted in a net gain of $13 million (US$13 million).
     We sold certain security positions and terminated related hedges as well as unmatched protection purchased from financial guarantors, which reduced our notional positions by US$5.4 billion.
     In addition, we sold the residual interest in our U.S. residential mortgage market (USRMM) positions which had been hedged by a previously issued limited recourse note. As a result of the sale of our residual interest, we no longer have any remaining exposures to underlying collateral on investments (notional of US$2.9 billion and fair value of US$207 million) and written credit derivatives (notional of US$1.3 billion and fair value of US$1.0 billion). We have accordingly excluded these positions from the table below.
Position summary
The following table summarizes our positions within our structured credit run-off business:

					Written credit
US$ millions, as at					derivatives, liquidity		Credit protection purchased from:
July 31, 2011	Investments and loans (1)				and credit facilities		Financial guarantors		Other counterparties
		Fair	Fair	Carrying
		value of	value of	value of		Fair
		trading	securities	securities		value of		Fair value		Fair value
		and AFS	classified	classified		written credit		net of		net of
	Notional	securities	as loans	as loans	Notional	derivatives	Notional	CVA	Notional	CVA

USRMM — CDO	$—	$—	$—	$—	$370	$326	$—	$—	$370	$326
CLO	4,370	—	4,020	4,080	3,478	152	6,596	225	368	17
Corporate debt	—	—	—	—	7,788	124	—	—	7,792	128
Other	1,139	401	363	417	743	70	442	62	27	3
Unmatched	—	—	—	—	—	—	403	169	—	—

	$5,509	$401	$4,383	$4,497	$12,379	$672	$7,441	$456	$8,557	$474

Oct. 31, 2010	$12,006	$855	$7,284	$7,428	$15,163	$1,997	$13,102	$719	$8,469	$574

(1)	Excluded from the table above are equity and surplus notes that we obtained in consideration for commutation of our USRMM contracts with financial guarantors with a notional of US$239 million and a carrying value of US$17 million.
USRMM — collateralized debt obligation (CDO)
Our net USRMM position, comprising written credit derivatives, amounted to US$44 million. This position was hedged through protection purchased from a large U.S.-based diversified multinational insurance and financial services company with which we have market-standard collateral arrangements.
Collateralized loan obligation (CLO)
Our CLO positions consist of super senior tranches of CLOs backed by diversified pools of U.S. (63%) and European-based (36%) non-investment grade senior secured leveraged loans. As at July 31, 2011, approximately 9% of the total notional amount of the CLO tranches was rated equivalent to AAA, 78% was rated between the equivalent of AA+ and AA-, and the remainder was equivalent of A+. For positions hedged with financial guarantors as at July 31, 2011, approximately 13% of the underlying collateral was rated equivalent to BB- or higher, 58% was rated between the equivalent of B+ and B-, 14% was rated equivalent to CCC+ or lower, with the remainder unrated. The CLO positions that are hedged with financial guarantors have a weighted-average life of 3.0 years and average subordination of 32%.

CIBC Third Quarter 2011	19

Corporate debt
Our corporate debt positions consist of super senior synthetic CDO tranches referencing diversified indices of corporate loans and bonds. Approximately 34% of the corporate debt underlying were rated equivalent to A- or higher, 46% were rated between the equivalent of BBB+ and BBB-, 18% were rated equivalent to BB+ or lower, and the remainder were unrated. The corporate debt positions mature within two to six years and have original attachment points of 20% to 30%.
Other
Our significant positions in Other, as at July 31, 2011, include:
▪	US$346 million notional value of CDOs consisting of trust preferred securities (TruPs) collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers. These securities are classified as loans and had a fair value of US$245 million and carrying value of US$296 million;
▪	US$216 million notional value of trading securities with a fair value of US$162 million, and US$417 million notional value of written protection with a fair value of US$68 million, on inflation-linked notes and CDO tranches with collateral consisting of high yield corporate debt portfolios, TruPs and non-U.S. residential mortgage-backed securities (RMBS), with 52% rated the equivalent of AA- or higher and the majority of the remaining rated equivalent of BB- or lower;
▪	US$82 million notional value of an asset-backed security (ABS) classified as a loan, with fair value of US$68 million and carrying value of US$72 million;
▪	Variable rate Class A-1/A-2 notes classified as trading securities with a notional value of US$303 million and a fair value of US$231 million, and tracking notes classified as AFS with a notional value of US$82 million and a fair value and carrying value of US$6 million. These notes were originally received in exchange for our non-bank sponsored ABCP in January 2009, upon the ratification of the Montreal Accord restructuring; and
▪	US$314 million of undrawn Margin Funding Facility related to the Montreal Accord restructuring.
Unmatched
The underlying in our unmatched positions are a loan backed by film receivables and a CLO tranche.
Credit protection purchased from financial guarantors and other counterparties
The following table presents the notional amounts and fair values of credit protection purchased from financial guarantors and other counterparties by counterparty credit quality, based on external credit ratings (Standard & Poor’s and/or Moody’s Investors Service), and the underlying referenced assets. Excluded from the table below are certain performing loans and tranched securities positions in our continuing businesses, with a total notional amount of approximately US$61 million, which are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors.

							Credit protection purchased
							from financial guarantors
	Notional amounts of referenced assets						and other counterparties
US$ millions, as at		Corporate	CDO -			Total	Fair value		Fair value
July 31, 2011	CLO	debt	USRMM	Other	Unmatched	notional	before CVA	CVA	net of CVA

Financial guarantors (1)
Investment grade	$3,997	$—	$—	$92	$203	$4,292	$426	$(75)	$351
Non-investment grade	75	—	—	254	—	329	72	(34)	38
Unrated	2,524	—	—	96	200	2,820	129	(62)	67

	6,596	—	—	442	403	7,441	627	(171)	456

Other counterparties (1)
Investment grade	368	20	370	27	—	785	348	—	348
Unrated	—	7,772	—	—	—	7,772	128	(2)	126

	368	7,792	370	27	—	8,557	476	(2)	474

Total	$6,964	$7,792	$370	$469	$403	$15,998	$1,103	$(173)	$930

Oct. 31, 2010	$10,355	$8,242	$402	$747	$1,825	$21,571	$1,587	$(294)	$1,293

(1)	In cases where one credit rating agency does not provide a rating, the classification in the table is based on the rating provided by the other agency. Where ratings differ between agencies, we use the lower rating.
The unrated other counterparties are primarily Canadian conduits (Great North Trust and MAV I). These conduits are in compliance with their collateral posting arrangements and have posted collateral exceeding current market exposure. The fair value of the collateral as at July 31, 2011 was US$702 million.
Gain on reduction of unfunded commitment on a variable funding note (VFN)
In 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a VFN issued by a CDO. Refer to “Contingent liabilities” section for additional details.

20	CIBC Third Quarter 2011

Other selected activities
Securitization business
As at July 31, 2011, the underlying collateral for various asset types in our multi-seller conduits amounted to $1.4 billion (October 31, 2010: $2.1 billion). The estimated weighted-average life of these assets was 1.1 years (October 31, 2010: 1.5 years). Our holdings of ABCP issued by our non-consolidated sponsored multi-seller conduits that offer ABCP to external investors were $1 million (October 31, 2010: $110 million). Our committed backstop liquidity facilities to these conduits were $1.8 billion (October 31, 2010: $2.6 billion). We also provided credit facilities of $40 million (October 31, 2010: $40 million) to these conduits as at July 31, 2011.
     We also participated in a syndicated facility for a 3 year commitment of $475 million to a CIBC-sponsored single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment is $95 million. As at July 31, 2011, we funded $74 million (October 31, 2010: $72 million) by the issuance of bankers’ acceptances.
     We also securitize our mortgages and credit card receivables. Details of our consolidated variable interest entities (VIEs) and securitization transactions during the quarter are provided in Note 5 to the interim consolidated financial statements. Further details of our securitization activities are provided on pages 63 to 65 of our 2010 Annual Report.
U.S. real estate finance
As at July 31, 2011, the drawn and undrawn exposures, net of write-downs and allowance for credit losses, amounted to $2.6 billion (October 31, 2010: $1.8 billion) and $552 million (October 31, 2010: $885 million), respectively. The allowance for credit losses on these loans was $83 million (October 31, 2010: $76 million).
     As at July 31, 2011, we had $161 million (October 31, 2010: $149 million) of net impaired loans. In addition, $254 million of drawn loans (October 31, 2010: $276 million) and $2 million of undrawn commitments (October 31, 2010: $4 million) were included in the credit watch list. Net provision for credit losses of $7 million and $15 million were recognized during the quarter and nine months ended July 31, 2011, respectively (provision for credit losses of $18 million and $73 million for the quarter and nine months ended July 31, 2010, respectively).
     As at July 31, 2011 and October 31, 2010, we had commercial mortgage-backed securities (CMBS) inventory with a notional amount of $9 million and a fair value of less than $1 million.
Leveraged finance
The exposures in our leveraged finance activities in Europe and the U.S. are discussed below.
European leveraged finance
In 2008, management made a decision to exit our European leveraged finance business where we participated or originated non-investment grade leveraged loans and syndicated the majority of the loans, earning a fee during the process.
     As at July 31, 2011, the drawn and undrawn exposures of our European leveraged loans, net of write-downs and allowance for credit losses, amounted to $471 million (October 31, 2010: $721 million) and $97 million (October 31, 2010: $140 million), respectively. Our exposure has declined primarily due to repayments during the period. The allowance for credit losses on the drawn loans was $21 million (October 31, 2010: $25 million).
     As at July 31, 2011, we had net impaired loans of $29 million (October 31, 2010: $51 million). In addition, $350 million of drawn loans (October 31, 2010: $336 million) and $37 million of undrawn commitments (October 31, 2010: $43 million) were included in the credit watch list. Net reversals of credit losses were nil and $3 million for the quarter and nine months ended July 31, 2011, respectively (provision for credit losses of $12 million and $10 million for the quarter and nine months ended July 31, 2010, respectively).
U.S. leveraged finance
We sold our U.S. leveraged finance business, where we provided leveraged loans to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities, as part of the sale of some of our U.S. businesses to Oppenheimer Holdings Inc. (Oppenheimer) in 2008. Under the transaction, the leveraged loans in existence at the time of the sale remained with us. These loans are being managed to maturity. In addition, under the current terms of our agreement with Oppenheimer, we agreed to provide a loan warehouse facility of up to $2.0 billion to finance and hold syndicated loans to non-investment grade customers, originated for U.S. middle market companies by Oppenheimer, to facilitate their buyout, acquisition and restructuring activities. Underwriting of any loan for inclusion in this facility is subject to joint credit approval by Oppenheimer and CIBC.
     As at July 31, 2011, the drawn and undrawn exposures of our U.S. leveraged loans, including loans originated through Oppenheimer, net of write-downs and allowance for credit losses, amounted to $176 million (October 31, 2010: $232 million) and $173 million (October 31, 2010: $321 million), respectively. Our exposure has declined primarily due to repayments during the period. The allowance for credit losses on these loans was $8 million (October 31, 2010: $16 million).
     As at July 31, 2011, we had $1 million (October 31, 2010: $13 million) of net impaired loans. In addition, $7 million of drawn loans (October 31, 2010: $127 million) and $11 million of undrawn commitments (October 31, 2010: $31 million) were included in the credit watch list. Net reversals of credit losses of $1 million and $7 million were recognized during the quarter and nine months ended July 31, 2011, respectively ($1 million and $4 million for the quarter and nine months ended July 31, 2010, respectively).

CIBC Third Quarter 2011	21

FINANCIAL CONDITION
Review of consolidated balance sheet

	2011	2010
$ millions, as at	Jul. 31	Oct. 31

Assets
Cash and deposits with banks	$21,524	$12,052
Securities	74,039	77,608
Securities borrowed or purchased under resale agreements	35,394	37,342
Loans, net of allowance	184,628	176,892
Derivative instruments	24,176	24,682
Other assets	22,818	23,464

Total assets	$362,579	$352,040

Liabilities and shareholders’ equity
Deposits	$261,327	$246,671
Derivative instruments	24,059	26,489
Obligations related to securities lent or sold short or under repurchase agreements	34,151	37,893
Other liabilities	21,015	20,256
Subordinated indebtedness	5,153	4,773
Non-controlling interests	156	168
Shareholders’ equity	16,718	15,790

Total liabilities and shareholders’ equity	$362,579	$352,040

Assets
As at July 31, 2011, total assets were up $10.5 billion or 3% from October 31, 2010.
     Cash and deposits with banks increased by $9.5 billion mostly due to higher treasury deposit placements.
     Securities decreased by $3.6 billion or 5%, due to decreases in designated at fair value (FVO) and AFS securities, partially offset by an increase in trading securities. FVO securities decreased mainly due to sale of mortgage-backed and government-issued securities. AFS securities decreased largely in government-issued short-term notes. Trading securities increased mainly in the equity portfolios, partially offset by a decrease in government-issued securities.
     Securities borrowed or purchased under resale agreements decreased by $1.9 billion or 5%, primarily due to reduced client demand.
     Loans increased by $7.7 billion or 4%. Residential mortgages were up $7.7 billion due to mortgage originations, partially offset by securitizations, principal repayments, and liquidations. Personal loans were up $259 million due to business growth. Credit card loans were down $2.2 billion mostly due to securitizations. Business and government loans were up $1.8 billion primarily due to growth in our domestic loan portfolio and purchase of certain retained interests relating to the credit card securitizations, partially offset by a reduction in our CLO exposure.
     Derivative instruments decreased by $506 million or 2%, primarily due to a decrease in valuation of interest rate and credit derivatives, partially offset by an increase in foreign exchange derivatives valuation.
     Other assets decreased by $646 million or 3%, mainly due to lower collateral pledged and future income tax assets, partially offset by higher bankers’ acceptances.
Liabilities
As at July 31, 2011, total liabilities were up $9.6 billion or 3% from October 31, 2010.
     Deposits increased by $14.7 billion or 6% due to wholesale funding activity.
     Derivative instruments decreased by $2.4 billion or 9% due to the reasons noted above for derivative assets.
     Obligations related to securities lent or sold short or under repurchase agreements decreased by $3.7 billion or 10%, reflecting our funding requirements and client-driven activities.
     Other liabilities increased by $759 million or 4%, mainly due to higher bankers’ acceptances.
     Subordinated indebtedness increased by $380 million or 8%, reflecting the net issuance and redemption activities, as explained in the “Significant capital management activity” section below.
Shareholders’ equity
Shareholders’ equity increased by $928 million or 6%, primarily due to a net increase in retained earnings, and the issuance of common shares pursuant to the stock option, shareholder investment, and employee share purchase plans. These were offset in part by preferred share redemptions, as explained in the “Significant capital management activity” section below, and a decrease in accumulated other comprehensive income (AOCI) due to

22	CIBC Third Quarter 2011

foreign exchange losses net of hedges on investments in self-sustaining foreign operations.
Capital resources
We actively manage our capital to maintain a strong and efficient capital base, to maximize risk-adjusted returns to shareholders, and to meet regulatory requirements. For additional details, see pages 59 to 63 of the 2010 Annual Report.
Recent revisions to regulatory capital requirements
In order to promote a more resilient banking sector and strengthen global capital standards, the Basel Committee on Banking Supervision (BCBS) proposed significant enhancements and capital reforms to the current framework. The revised framework, referred to as Basel III, will be effective January 1, 2013 and provides lengthy periods for transitioning numerous new requirements.
Significant Basel III reforms include the following:
•	Introducing a new minimum common equity ratio (the Common Equity Tier 1 ratio). Items such as goodwill and intangible assets will be deducted from common equity for the purpose of calculating this new ratio. The deductions will be phased-in commencing January 1, 2013. Banks will be required to meet the new Common Equity Tier 1 ratio standard during a transition period beginning January 1, 2013 and ending on January 1, 2019. The minimum requirement, including a conservation buffer, increases during the transition period;
•	Increasing the minimum Tier 1 capital and Total capital ratios. These increases will also be phased-in commencing January 1, 2013 with banks expected to meet the new standards through a transition period ending on January 1, 2019;
•	Amending the rules on instruments that can be considered qualifying capital instruments for the purposes of calculating regulatory capital. In particular, Basel III requires that capital instruments be capable of absorbing loss at the point of non-viability of a financial institution. The inclusion of non-qualifying capital instruments in regulatory capital calculations will be phased-out between January 1, 2013 and January 1, 2022; and
•	Introducing a new global leverage ratio to address balance sheet leverage. The BCBS will be monitoring and refining this new ratio between 2011 and 2017 before its final implementation in 2018.
In February 2011, the Office of the Superintendent of Financial Institutions (OSFI) issued advisories confirming the adoption of Basel III in Canada and clarifying the treatment of non-qualifying capital instruments. Non-qualifying capital instruments are subject to a 10% phase-out per annum commencing 2013. Banks are expected to develop and maintain a redemption schedule for non-qualifying capital instruments that gives priority to redeeming instruments at their regular par redemption dates before exercising any regulatory event redemption rights. CIBC expects to exercise its regulatory event redemption rights in fiscal 2022 in respect of the $300 million 10.25% CIBC Tier 1 Notes — Series B due June 30, 2108 issued by CIBC Capital Trust.
     On August 16, 2011, we received confirmation from OSFI that our non-cumulative Class A preferred shares, Series 26, 27 and 29 (the Convertible Preferred Shares) will be treated as non-viability contingent capital (NVCC) for the purposes of determining regulatory capital under Basel III. In connection with receiving this confirmation, we have irrevocably renounced by way of a deed poll, our rights to convert the Convertible Preferred Shares into CIBC common shares except in circumstances that would be a “Trigger Event” as described in the August 2011 NVCC Advisory issued by OSFI; and we have provided an undertaking to OSFI that we will immediately exercise our rights to convert each of the Convertible Preferred Shares into CIBC common shares upon the occurrence of a Trigger Event.
     We maintain prudent capital planning practices to ensure we are adequately capitalized and continue to exceed minimum standards and internal targets. Based on our current understanding of the revised capital requirements, we expect to exceed the new requirements ahead of implementation timelines that have been proposed by BCBS and confirmed by OSFI, while continuing to invest for future growth.
Regulatory capital
Regulatory capital is determined in accordance with guidelines issued by OSFI.
     The following table presents our regulatory capital measures:

	2011		2010
$ millions, as at	Jul. 31		Oct. 31

Capital
Tier 1 capital	$15,904		$14,851
Total regulatory capital	20,383		18,966

Risk-weighted assets (RWAs)
Credit risk	$88,638		$86,782
Market risk	2,069		1,625
Operational risk	18,247		18,256

Total risk-weighted assets	$108,954		$106,663

Capital ratios
Tier 1 capital ratio	14.6%		13.9%
Total capital ratio	18.7%		17.8%
Assets-to-capital multiple	16.8	x	17.0	x

Tier 1 capital ratio was up 0.7% and the total capital ratio was up 0.9% from October 31, 2010. The capital ratios benefited from an increase in both Tier 1 and total regulatory capital, offset by a slight increase in RWAs.

CIBC Third Quarter 2011	23

     Tier 1 and total regulatory capital increased from October 31, 2010 mainly due to internal capital generation and the issuance of common shares, offset in part by the preferred share redemptions and foreign currency translation losses component of AOCI. The change in total regulatory capital also reflected the $1,500 million 3.15% Debentures issued on November 2, 2010 and the redemption of all $1,080 million of our remaining 4.55% Medium Term Notes on March 28, 2011 noted below.
     RWAs increased by $2.3 billion from October 31, 2010, mainly due to increased corporate exposures, updates to advanced internal ratings-based (AIRB) model parameters, and increased market risk RWAs, partially offset by the effect of a strengthening Canadian dollar on foreign currency denominated assets.
     Market risk RWAs increased in part due to the implementation of incremental sensitivity-based (ISB) enhancements to our Value-at-Risk (VaR) model in the first quarter of 2011 (refer to “Market risk” section for additional details). Also during the first quarter, we migrated our remaining structured credit run-off business exposures to the banking book for regulatory capital purposes, which resulted in a decrease in trading-related counterparty credit risk RWAs and corresponding increases in securitization-related RWAs, corporate RWAs, and regulatory capital deductions.
Significant capital management activity
On November 2, 2010, we issued $1,500 million principal amount of 3.15% Debentures (subordinated indebtedness) due November 2, 2020. The Debentures qualify as Tier 2 capital.
     On March 28, 2011, we redeemed all $1,080 million of our remaining 4.55% Medium Term Notes (subordinated indebtedness) due March 28, 2016. In accordance with their terms, the Medium Term Notes were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.
     On April 28, 2011, we redeemed all 2,000 of the remaining outstanding Non-cumulative Class A Series 28 Preferred Shares with a par value of $10 each at a redemption price of $10.00 per share for cash.
     On July 31, 2011, we redeemed all of our 16 million Non-cumulative Class A Series 30 Preferred Shares with a par value of $25 each at a redemption price of $25.75 per share.
Off-balance sheet arrangements
We enter into several types of off-balance sheet arrangements in the normal course of our business. These include securitization-related sales, derivatives, credit-related arrangements, and guarantees. Details of our off-balance sheet arrangements are provided on pages 63 to 65 of the 2010 Annual Report.
     The following table summarizes our exposures to non-consolidated entities involved in the securitization of third-party assets (both CIBC-sponsored/structured and third-party structured). Investment and loans are stated at carrying value. Undrawn liquidity and credit facilities are notional amounts net of any investment and loans to the entities. Written credit derivatives are notional amounts of written options and total return swaps under which we assume exposures.

	2011			2010
$ millions, as at	Jul. 31			Oct. 31
		Undrawn			Undrawn
		liquidity	Written		liquidity	Written
	Investment	and credit	credit	Investment	and credit	credit
	and loans(1)	facilities	derivatives(2)	and loans(1)	facilities	derivatives(2)

CIBC-sponsored conduits	$75	$1,401	$—	$182	$2,182	$—
CIBC-structured CDO vehicles	320	32	291	448	50	389
Third-party structured vehicles — structured credit run-off	4,557	432	4,825	7,696	585	5,128
Third-party structured vehicles — continuing	2,466	12	—	1,778	—	—

(1)	Excludes securities issued by, retained in, and derivatives with entities established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae). $3.8 billion (October 31, 2010: $6.4 billion) of the exposures related to CIBC-structured CDO and third-party structured vehicles were hedged.

(2)	The negative fair value recorded on the interim consolidated balance sheet was $1.5 billion (October 31, 2010: $1.1 billion). Notional of $3.6 billion (October 31, 2010: $4.7 billion) were hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $0.4 billion (October 31, 2010: $0.5 billion). Accumulated fair value losses amount to nil (October 31, 2010: $0.5 billion) on unhedged written credit derivatives.
Additional details of our own asset securitization activities and our exposures to VIEs are provided in Note 5 to the interim consolidated financial statements.

24	CIBC Third Quarter 2011

MANAGEMENT OF RISK
Our approach to management of risk has not changed significantly from that described on pages 66 to 85 of the 2010 Annual Report.
Risk overview
We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. Key risk management policies are approved or renewed by the applicable Board and management committees annually. Further details on the Board and management committees, as applicable to the management of risk, are provided on pages 66 and 67 of the 2010 Annual Report.
     The five key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:
•	Capital Markets Risk Management — This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios;
•	Card Products Risk Management — This unit oversees the management of credit risk in the card products portfolio, including the optimization of lending profitability;
•	Retail Lending and Wealth Risk Management — This unit primarily oversees the management of credit and fraud risk in the retail lines of credit and loans, residential mortgage, and small business loan portfolios, including the optimization of lending profitability. This unit is also responsible for overall risk management oversight of wealth management activities;
•	Wholesale Credit and Investment Risk Management — This unit is responsible for the adjudication and oversight of credit risks associated with our commercial and wholesale lending activities globally, management of the risks of our investment portfolios, as well as management of the special loans portfolios; and
•	Risk Services — This unit is responsible for regulatory and economic capital reporting, operational risk management, and enterprise-wide risk and stress analysis and reporting. Risk Services is also responsible for policies associated with credit and operational risks, including reputation and legal risks.
Liquidity and funding risks are managed by Treasury. The measurement, monitoring and control of liquidity and funding risk is addressed in collaboration with Risk Management with oversight provided by the Asset Liability Committee.
Credit risk
Credit risk primarily arises from our direct lending activities, and from our trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Exposure to credit risk
Our gross credit exposure measured as exposure at default (EAD) for on- and off-balance sheet financial instruments was $514.8 billion as at July 31, 2011 (October 31, 2010: $500.4 billion). Overall exposure was up $14.3 billion, primarily due to an increase in retail exposures, as well as the increase in securitization exposures resulting from the migration of the remaining exposures in the structured credit run-off business in the first quarter of 2011, from the trading book to the banking book, for regulatory capital purposes. The following table shows the gross EAD, before credit risk mitigation:

	2011	2010
$ millions, as at	Jul. 31	Oct. 31

Business and government portfolios-AIRB approach
Drawn	$96,118	$92,190
Undrawn commitments	28,394	27,256
Repo-style transactions	70,800	81,065
Other off-balance sheet	51,353	47,031
OTC derivatives	14,862	14,580

Gross EAD on business and government portfolios	$261,527	$262,122

Retail portfolios-AIRB approach
Drawn	145,805	137,562
Undrawn commitments	70,066	68,188
Other off-balance sheet	411	399

Gross EAD on retail portfolios	$216,282	$206,149

Standardized portfolios	14,565	14,571
Securitization exposures	22,394	17,592

Gross EAD	$514,768	$500,434

CIBC Third Quarter 2011	25

Included in the business and government portfolios-AIRB approach is EAD of $484 million in the probability of default band considered watch list as at July 31, 2011 (October 31, 2010: $607 million). The decrease in watch list exposures was across the portfolio.
Exposure to certain countries and regions
Several European countries especially Greece, Ireland, Italy, Portugal, and Spain have continued to experience credit concerns. We have no direct sovereign exposure to any of these countries (October 31, 2010: $43 million). We have no direct non-sovereign exposure to Greece and Portugal. Our direct non-sovereign exposure to borrowers within the other countries is materially all to investment grade banks, with nil in deposits with banks (October 31, 2010: $232 million), $39 million (October 31, 2010: $49 million) in derivative MTM receivables (net of collateral held), and $2 million (October 31, 2010: $12 million) in letters of credit.
     Our exposure to counterparties in selected countries in the Middle East and North Africa (Algeria, Bahrain, Egypt, Jordan, Lebanon, Libya, Morocco, Oman, Saudi Arabia, Syria, Tunisia, and Yemen) that have either experienced or may be at risk of unrest is $4 million (October 31, 2010: $4 million) in letters of credit and $1 million (October 31, 2010: $5 million) in derivative MTM receivables (net of collateral held).
     We also have indirect exposures through CLO securities in our structured-credit run-off portfolio (where we benefit from significant subordination to our position) to the European countries noted above. These amounted to $477 million (October 31, 2010: $640 million). We have no exposure to the Middle East and North African countries noted above through these CLO securities.
Counterparty credit exposure
We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as explained in Note 14 to the consolidated financial statements in our 2010 Annual Report.
     We establish a CVA for expected future credit losses from each of our derivative counterparties. As at July 31, 2011, the CVA for all derivative counterparties was $186 million (October 31, 2010: $325 million).
     The following tables show the rating profile of derivative MTM receivables (after CVA and derivative master netting agreements but before any collateral), impaired loans, and allowance for credit losses.

	2011		2010
$ billions, as at	Jul. 31		Oct. 31
	Exposure
Standard & Poor’s rating equivalent
AAA to BBB-	$6.71	90.0%	$6.45	86.7%
BB+ to B-	0.72	9.7	0.82	11.0
CCC+ to CCC-	0.01	0.1	0.01	0.1
Below CCC-	0.01	0.1	0.02	0.3
Unrated	0.01	0.1	0.14	1.9

	$7.46	100.0%	$7.44	100.0%

	2011	2010
$ millions, as at	Jul. 31	Oct. 31

Gross impaired loans
Consumer	$710	$756
Business and government (1)	1,057	1,080

Total gross impaired loans	$1,767	$1,836

Allowance for credit losses
Consumer (2)	$930	$1,034
Business and government (1)(2)	720	686

Total allowance for credit losses	$1,650	$1,720

Comprises:
Specific allowance for loans	$619	$631
General allowance for loans (3)	1,031	1,089

Total allowance for credit losses	$1,650	$1,720

(1)	Includes scored small business portfolios which are managed on a pool basis under Basel II.

(2)	During the first quarter, we securitized $1.7 billion of credit card receivables and purchased all of the retained interests, in the form of notes, relating to the securitization, which have been included within business and government loans. Accordingly, we reclassified a related general allowance of $61 million from credit card to business and government loans.

(3)	Excludes allowance on undrawn credit facilities of $49 million (October 31, 2010: $64 million).
Gross impaired loans were down $69 million or 4% from October 31, 2010. Consumer gross impaired loans were down $46 million or 6% due to lower new classifications in residential mortgages and personal lending. Business and government gross impaired loans were down $23 million or 2%, attributable to a decrease in the publishing, printing and broadcasting, manufacturing, oil and gas, and transportation sectors, partially offset by an increase in the agriculture and retail and business services sectors.
     The total allowance for credit losses was down $70 million or 4% from October 31, 2010. Canadian and U.S. allowances for credit losses make up 76% and 10%, respectively, of the total allowance. The specific allowance was down $12 million or 2% from October 31, 2010, mainly driven by personal lending, reflective of improving delinquencies. The general allowance for credit losses was down $58 million, or 5% from October 31, 2010. Improvement in the business and government and Visa portfolios have been offset somewhat by a build up of the general allowance applicable to the acquired MasterCard portfolio. Since we acquired only performing accounts, the build up in general allowance is due to the portfolio seasoning to normal levels of delinquency.
     For details on the provision for credit losses, see the “Overview” section.

26	CIBC Third Quarter 2011

Market risk
Market risk arises from positions in currencies, securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios, and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.
     In the first quarter of 2012, we will implement the Market Risk Amendment (MRA) and the Incremental Risk Charge (IRC) as required by OSFI under the Basel market risk framework. As a result, we expect an increase in the VaR measure and capital requirements. In the first quarter of 2011, we implemented ISB enhancements to our VaR. The ISB risk measures included in our internal VaR model are equity skew vega risk, commodity skew vega risk, interest rate basis risk, dividend risk, and correlation risk.
Trading activities
The following table shows VaR by risk type for CIBC’s trading activities.
     The VaR for the three months ended July 31, 2011 and comparative periods, disclosed in the table and backtesting chart below, exclude our exposures in our structured credit run-off business as described on pages 50 to 56 of the 2010 Annual Report. Commencing in the first quarter of 2011, the structured credit run-off business is reported as part of our non-trading business for regulatory capital purposes. Previously these positions were reported in our trading business.
     Total average risk was down 21% from the last quarter, driven mainly by a reduction in our interest rate, equity, foreign exchange and commodities risks, partly offset by an increase in debt specific risk.
     Actual market loss experience may differ from that implied by the VaR measure for a variety of reasons. Fluctuations in market rates and prices may differ from those in the past that are used to compute the VaR measure. Additionally, the VaR measure does not account for any losses that may occur beyond the 99% confidence level.
VaR by risk type — trading portfolio

	As at or for the								For the nine
	three months ended								months ended
				2011		2011		2010	2011	2010
				Jul. 31(1)		Apr. 30(1)		Jul. 31	Jul. 31(1)	Jul. 31
$ millions	High(2)	Low(2)	As at	Average	As at	Average	As at	Average	Average	Average

Interest rate risk	$6.1	$1.6	$1.9	$3.2	$4.8	$4.3	$4.0	$3.6	$3.7	$3.5
Credit spread risk	1.7	0.7	0.8	1.2	1.1	1.1	0.6	0.6	1.1	0.5
Equity risk	3.5	1.5	1.5	2.6	3.5	4.4	0.9	0.8	3.6	1.2
Foreign exchange risk	1.7	0.2	0.6	0.5	0.5	1.2	1.0	0.8	1.0	1.0
Commodity risk	1.6	0.4	0.5	1.0	1.4	1.4	0.6	0.5	1.0	0.5
Debt specific risk	5.2	2.1	2.1	3.4	2.4	2.5	1.5	1.9	2.8	1.6
Diversification effect (3)	n/m	n/m	(3.9)	(5.8)	(6.4)	(7.2)	(3.8)	(3.7)	(6.1)	(3.9)

Total risk	$8.7	$3.4	$3.5	$6.1	$7.3	$7.7	$4.8	$4.5	$7.1	$4.4

(1)	Commencing in the first quarter of 2011, reflects ISB risk measures including equity skew vega risk, commodity skew vega risk, interest rate basis risk, dividend risk, and correlation risk relating to trading activities. Comparative information for these measures prior to the first quarter of 2011 is not available.

(2)	Balances for respective risk types were calculated on different business days during the quarter.

(3)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

CIBC Third Quarter 2011	27

Trading revenue
The trading revenue (TEB)(1) and VaR backtesting graph below compares the current quarter and the three previous quarters’ actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.
     Trading revenue (TEB)(1) was positive for 83% of the days in the quarter. Trading losses did not exceed VaR during the quarter. Average daily trading revenue (TEB)(1) was $2 million during the quarter.
Backtesting of trading revenue (TEB)(1) versus VaR
(1) For additional information, see the “Non-GAAP measures” section.
Non-trading activities
Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in Asset Liability Management activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.
     The following table shows the potential impact over the next 12 months, adjusted for estimated prepayments, of an immediate 100 and 200 basis points increase or decrease in interest rates. In addition, we have a floor in place in the downward shock to accommodate for the current low interest rate environment.
Interest rate sensitivity — non-trading (after-tax)

			2011			2011			2010
$ millions, as at			Jul. 31			Apr. 30			Jul. 31
	C$	US$	Other	C$	US$	Other	C$	US$	Other

100 basis points increase in interest rates
Increase (decrease) in net income	$189	$(7)	$3	$181	$(2)	$5	$110	$(43)	$4
Decrease in present value of shareholders’ equity	(22)	(39)	(34)	(12)	(154)	(30)	(54)	(25)	(7)
100 basis points decrease in interest rates
Increase (decrease) in net income	(252)	6	(3)	(198)	10	(5)	(173)	21	(4)
Decrease (increase) in present value of shareholders’ equity	(74)	21	34	(28)	148	30	54	25	7

200 basis points increase in interest rates
Increase (decrease) in net income	$348	$(14)	$6	$358	$(5)	$10	$219	$(86)	$8
Increase (decrease) in present value of shareholders’ equity	(91)	(78)	(67)	(33)	(308)	(59)	(108)	(50)	(14)
200 basis points decrease in interest rates
Increase (decrease) in net income	(363)	7	(6)	(345)	21	(10)	(216)	20	(3)
Decrease (increase) in present value of shareholders’ equity	(77)	27	52	(77)	288	49	141	(5)	16

28	CIBC Third Quarter 2011

Liquidity risk
Liquidity risk arises from our general funding activities and in the course of managing our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
     Our liquidity risk management strategies seek to maintain sufficient liquid financial resources to continually fund our balance sheet under both normal and stressed market environments.
     We obtain funding through both wholesale and retail sources. Core personal deposits remain a primary source of retail funding and totalled $109.7 billion as at July 31, 2011 (October 31, 2010: $108.6 billion).
     Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower dependency on short-term wholesale funding.
     Balance sheet liquid assets are summarized in the following table:

	2011	2010
$ billions, as at	Jul. 31	Oct. 31

Cash	$1.3	$1.3
Deposits with banks	20.2	10.7
Securities issued by Canadian governments (1)	5.1	5.4
Mortgage-backed securities (1)	16.0	20.1
Other securities (2)	42.4	40.9
Securities borrowed or purchased under resale agreements	35.4	37.3

Total assets	$120.4	$115.7

(1)	Represent securities with residual term to contractual maturity of more than one year.

(2)	Comprise of AFS and FVO securities with residual term to contractual maturity within one year and trading securities.
In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets, including those for covered bonds and securities borrowed or financed through repurchase agreements, as at July 31, 2011 totalled $30.8 billion (October 31, 2010: $33.5 billion).
     Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. Fitch Ratings changed CIBC’s outlook from negative to stable on December 15, 2010. During the quarter, on July 28, 2011, Moody’s Investors Service changed CIBC’s outlook from negative to stable, and there were no other changes to our credit ratings or outlook at the major rating agencies.
     Our funding and liquidity levels remained stable and sound over the period and we do not anticipate any events, commitments or demands that will materially impact our liquidity risk position.
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.
     Details of our contractual obligations are provided on pages 83 to 84 of the 2010 Annual Report. There were no significant changes to contractual obligations that were not in the ordinary course of our business.
Other risks
We also have policies and processes to measure, monitor and control other risks, including operational, reputation and legal, regulatory, strategic, and environmental risks.
     For additional details, see pages 84 to 85 of the 2010 Annual Report.

CIBC Third Quarter 2011	29

ACCOUNTING AND CONTROL MATTERS
Critical accounting policies and estimates
A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements of the 2010 Annual Report. Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions, see pages 86 to 91 of the 2010 Annual Report.
Valuation of financial instruments
Debt and equity trading securities, obligations related to securities sold short, all derivative contracts, AFS securities other than private equities, and FVO financial instruments are carried at fair value. FVO financial instruments include debt securities, business and government loans, and business and government deposits.
     The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value is defined as the amount at which a financial instrument could be exchanged between knowledgeable and willing parties in an orderly arm’s length transaction motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3) as outlined below. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market (Level 1).
     If a market price in an active market is not available, the fair value is estimated on the basis of valuation models. Observable market inputs are utilized for valuation purposes to the extent possible and appropriate.
     Valuation models may utilize predominantly observable market inputs (Level 2), including: interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate, highly correlated proxy market valuation data. Valuation models may also utilize predominantly non-observable market inputs (Level 3).
     The following table presents amounts, in each category of financial instruments, which are fair valued using valuation techniques based on non-observable market inputs (Level 3), for the structured credit run-off business and consolidated CIBC:

	Structured credit
$ millions, as at	run-off	Total	Total
July 31, 2011	business	CIBC	CIBC(1)

Assets
Trading securities	$574	$580	1.7%
AFS securities	6	2,700	11.8
FVO securities and loans	—	10	0.1
Derivative instruments	896	981	4.1

Liabilities
Deposits (2)	$450	$680	19.1%
Derivative instruments	1,604	2,441	10.1

(1)	Represents percentage of Level 3 assets and liabilities in each reported category on our interim consolidated balance sheet.

(2)	Includes FVO deposits and bifurcated embedded derivatives.
Sensitivity of Level 3 financial assets and liabilities
Much of our structured credit run-off business requires the application of valuation techniques using non-observable market inputs. In an inactive market, indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date (all of which we consider to be non-observable market inputs), are predominantly used for the valuation of these positions. We also consider whether a CVA is required to recognize the risk that any given counterparty to which we are exposed may not ultimately be able to fulfill its obligations.
     For credit derivatives purchased from financial guarantors, our CVA is driven off market-observed credit spreads, where available and appropriate. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e., not representative of fair value), a proxy market credit spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of probability of default as well as loss given default. The credit spreads are applied in relation to the weighted-average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market credit spread is used, we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high-quality reference assets where we have neither experienced nor expect future credit losses.
     Where appropriate, on certain financial guarantors, we determined the CVA based on estimated recoverable amounts.

30	CIBC Third Quarter 2011

     Interest-only strips from the sale of securitized assets are valued using prepayment rates, which we consider to be a non-observable market input.
     Swap arrangements related to the sale of securitized assets are valued using liquidity rates, which we consider to be a non-observable market input.
     ABS are sensitive to credit and liquidity spreads, which we consider to be non-observable market inputs.
     FVO deposits that are not managed as part of our structured credit run-off business are sensitive to non-observable credit spreads, which are derived using extrapolation and correlation assumptions.
     Certain bifurcated embedded derivatives, due to the complexity and unique structure of the instruments, require significant assumptions and judgment to be applied to both the inputs and valuation techniques, which we consider to be non-observable.
     The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income or other comprehensive income (OCI) as described below.
     Our unhedged non-USRMM structured credit positions are sensitive to changes in MTM, generally as derived from indicative broker quotes and internal models as described above. A 10% adverse change in MTM of the underlyings would result in losses of approximately $81 million, excluding unhedged non-USRMM positions classified as loans which are carried at amortized cost.
     For our hedged positions, there are two categories of sensitivities, the first relates to our hedged loan portfolio and the second relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $17 million, assuming current CVA ratios remain unchanged. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $8 million, assuming current CVA ratios remain unchanged.
     The impact of a 10% increase in the MTM of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would not result in a significant net gain or loss, assuming current CVA ratios remain unchanged.
     The impact of a 10% reduction in receivables, net of CVA from financial guarantors, would result in a net loss of approximately $43 million.
     A 10% increase in prepayment rates pertaining to our retained interests related to the interest-only strip, resulting from the sale of securitized assets, would result in a net loss of approximately $19 million.
     A 10 basis point decrease in liquidity rates used to fair value our derivatives related to the sale of securitized assets would result in a loss of approximately $96 million.
     A 10% reduction in the MTM of our on-balance sheet ABS that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $170 million.
     A 10% reduction in the MTM of certain FVO deposits which are not managed as part of our structured credit run-off business and are valued using non-observable inputs, including correlation and extrapolated credit spreads, would result in a gain of approximately $4 million.
     A 10% reduction in the MTM of certain bifurcated embedded derivatives, valued using internally vetted valuation techniques, would result in a gain of approximately $19 million.
     Net losses of $211 million and $148 million, for the quarter and nine months ended July 31, 2011, respectively (net losses of $561 million and $177 million for the quarter and nine months ended July 31, 2010, respectively) were recognized in the interim consolidated statement of operations, on the financial instruments for which fair value was estimated using valuation techniques requiring non-observable market parameters.
     The following table summarizes our valuation adjustments:

	2011	2010
$ millions, as at	Jul. 31	Oct. 31

Trading securities
Market risk	$1	$2
Derivatives
Market risk	48	64
Credit risk	186	325
Administration costs	5	6

Total valuation adjustments	$240	$397

Risk factors related to fair value adjustments
We believe that we have made appropriate fair value adjustments and have taken appropriate write-downs to date. The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. Fair value adjustments and write-downs may change as events warrant and may not reflect ultimate realizable amounts.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While it is inherently difficult to predict the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular period.

CIBC Third Quarter 2011	31

     In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a VFN issued by a CDO. This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related credit default swap agreement with the CDO.
     In September 2010, just prior to the expiration of a statute of limitations, the Lehman Estate instituted an adversary proceeding against numerous financial institutions, indenture trustees and note holders, including CIBC, related to this and more than 40 other CDOs. The Lehman Estate seeks a declaration that the indenture trustee’s actions were improper and that CIBC remains obligated to fund the VFN. At the request of the Lehman Estate, the bankruptcy court issued an order staying all proceedings in the action until January 20, 2012.
     Although there can be no certainty regarding any eventual outcome, we believe that the CDO indenture trustee’s actions in reducing the unfunded commitment on our VFN to zero, were fully supported by the terms of the governing contracts and the relevant legal standards and CIBC intends to vigorously contest the adversary proceeding.
U.S. regulatory developments
The Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act) was enacted in the U.S. in July 2010. The Dodd-Frank Act contains financial reforms, including increased consumer protection, regulation of the over-the-counter (OTC) derivative markets, heightened capital and prudential standards, and restrictions on proprietary trading by banks. The Dodd-Frank Act will affect every financial institution in the U.S., and many financial institutions that operate outside the U.S. As many aspects of the Dodd-Frank Act are subject to rulemaking and will be implemented over several years, the impact on CIBC is difficult to anticipate until the implementing regulations are finalized and released. At this point, we do not expect the Dodd-Frank Act to have a significant impact on our results.
Transition to IFRS
Canadian publicly accountable enterprises must transition to IFRS for fiscal years beginning on or after January 1, 2011. As a result, we will adopt IFRS commencing November 1, 2011 and will publish our first interim consolidated financial statements, prepared in accordance with IFRS, for the quarter ending January 31, 2012. Upon adoption, we will provide fiscal 2011 comparative financial information, also prepared in accordance with IFRS, including an opening IFRS consolidated balance sheet as at November 1, 2010.
     The transition to IFRS represents a significant initiative for CIBC and is supported by a formal governance structure with an enterprise view and a dedicated project team. Our IFRS transition program has been divided into three phases: (i) discovery; (ii) execution; and (iii) conversion. The discovery phase included an accounting diagnostic, which identified the accounting standards that are relevant to CIBC, and the identification and planning for the execution phase. The execution phase, which we are currently in, commenced with a detailed analysis of the IFRS standards and continues through to the preparation of the policies, processes, technologies, strategies, and reporting for the upcoming transition. The final conversion phase will report on the new IFRS standards in 2012 and reconcile Canadian GAAP to IFRS with fiscal 2011 comparative information under IFRS.
     Our IFRS transition project continues to progress on track with our transition plan. We have appropriately engaged our external and internal auditors to review key milestones and activities as we progress through the transition. The opening IFRS consolidated balance sheet is in the process of being audited, which will be completed during the remainder of fiscal 2011.
Process, financial reporting controls, and technology
Consistent with our work effort in the last two quarters of fiscal 2010, we completed a significant amount of the development of the business processes and internal controls over financial reporting to enable us to prepare our comparative opening November 1, 2010 consolidated balance sheet and restate our comparative fiscal 2011 consolidated financial statements to IFRS, while at the same time preparing normal course fiscal 2011 Canadian GAAP financial information. Our technology-based comparative year reporting facility is currently being utilized to track 2011 comparative IFRS financial information.
     In the first and second quarters of fiscal 2011, the focus was on preparing the IFRS opening November 1, 2010 consolidated balance sheet and our first comparative quarter of 2011. In the third quarter, we focused on the preparation of the statement of operations for the second quarter of 2011. Throughout 2011, we have been preparing the IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, transition note with the accompanying financial statement reconciliations that will be included in our first published IFRS financial statements for the quarter ending January 31, 2012. We used our comparative year reporting facility together with our surrounding controls and processes to prepare these IFRS financial statement reconciliations.
     We continue to develop the business processes and controls related to transactional level accounting, including those related to the greater use of on-balance sheet accounting as a result of IFRS differences concerning the derecognition of financial assets. While we identified additional resource and process requirements during fiscal 2010 as part of our assessment and execution work, we do not require any significant modifications to our supporting

32	CIBC Third Quarter 2011

information technology systems, nor do we expect any significant changes to our business activities. Identified technology impacts continue to include the realignment of system feeds to more efficiently report our securitized mortgages on the consolidated balance sheet. The streamlining of the system feeds is expected to be completed next quarter in line with our plans.
     Concurrent with preparing for the impact of IFRS on our financial reporting, we have also continued to focus on preparing CIBC for impacts that IFRS will have on the financial statements of our clients and counterparties, including impacts to our loan management processes, controls, and risk rating system.
Communications and training
Information regarding the progress of the project continued to be communicated to internal stakeholders throughout fiscal 2011, including our Audit Committee, senior executives and the Program Steering Committee, and to external stakeholders including our external auditor. Communications to external stakeholders will continue through the quarterly and annual reports. We also participated in an industry-sponsored IFRS education event to communicate the broad impacts of IFRS on the banking industry to analysts and investors. We have also communicated IFRS impacts to rating agencies.
     We believe we have the financial reporting expertise to support our transition to IFRS. We have accounting policy staff dedicated to assessing the impact of IFRS and consulting with external advisors as necessary. In 2009, we launched an enterprise-wide training program to raise the level of awareness of IFRS throughout CIBC, and to prepare staff to perform in an IFRS environment. We completed the delivery of our training program during fiscal 2010, which included separate learning paths for: (i) groups that need to understand and execute on the impact of IFRS on CIBC and its subsidiaries; and (ii) groups, such as Risk Management and the businesses, that need to understand the impact of transitioning away from Canadian GAAP on CIBC as well as our Canadian clients and counterparties.
     While the training was completed during fiscal 2010, refresh sessions were delivered during the first quarter of fiscal 2011, and will continue to be provided in 2011 as required.
Financial impacts
The requirements concerning the transition to IFRS are set out in IFRS 1, which generally requires that changes from Canadian GAAP be applied retroactively and reflected in our opening November 1, 2010 comparative IFRS consolidated balance sheet. However, there are a number of transitional elections, some of which entail an exemption from full restatement, available under the transitional rules that we continue to evaluate. We did finalize the transitional election related to the November 1, 2010 classification of financial instruments, including the designation of $350 million carrying value of TruPs classified as loans and receivables under Canadian GAAP (fair value of $270 million) as fair value through profit and loss under IFRS. We expect to finalize our other transitional elections during the next quarter.
     IFRS will result in accounting policy differences in many areas. Based on existing IFRS and the assessment of our transitional elections to date, the areas that will have the most significant impact to our financial and capital reporting include derecognition of financial instruments and the accounting for employment benefits. Other areas include, but are not limited to, consolidations, accounting for share-based compensation, measurement and impairment of equity instruments, accounting for foreign exchange, accounting for joint ventures, and measurement of loss contingencies. For more information on financial impacts, refer to pages 94 and 95 of our 2010 Annual Report.
Future changes
Proposed changes to the IFRS accounting standards which may be significant for us include changes in the areas of employee benefits, loan loss provisioning, the classification and measurement of financial instruments, and hedge accounting. The changes arising from the proposed standards will not be effective for us until the years following our IFRS transition in fiscal 2012. During the first three quarters of fiscal 2011, we continued to monitor these proposed changes to IFRS, as well as potential changes in the interpretation of existing IFRS on our assessment of the financial, capital, and business implications of the transition to IFRS.
     The impact of IFRS to us at transition will ultimately depend on the IFRS standards and capital reporting rules in effect at the time, transition elections that we expect to finalize over the next quarter, and the prevailing business and economic facts and circumstances. The evolving nature of IFRS will likely also result in additional accounting changes, some of which may be significant, in the years following our initial transition. We continue to monitor changes in the standards and to adjust our plans accordingly.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at July 31, 2011, of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures were effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended July 31, 2011, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

CIBC Third Quarter 2011	33

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Contents

35	Consolidated balance sheet
36	Consolidated statement of operations
37	Consolidated statement of comprehensive income
38	Consolidated statement of changes in shareholders’ equity
39	Consolidated statement of cash flows
40	Notes to the interim consolidated financial statements
40	Note 1 — Fair value of financial instruments
42	Note 2 — Significant acquisition and disposition
43	Note 3 — Securities
44	Note 4 — Loans
45	Note 5 — Securitizations and variable interest entities
46	Note 6 — Subordinated indebtedness
46	Note 7 — Share capital
47	Note 8 — Financial guarantors
48	Note 9 — Income taxes
48	Note 10 — Employee future benefit expenses
48	Note 11 — Earnings per share (EPS)
49	Note 12 — Guarantees
49	Note 13 — Contingent liabilities
49	Note 14 — Segmented information
51	Note 15 — Accounting developments

34	CIBC Third Quarter 2011

CONSOLIDATED BALANCE SHEET

	2011	2010
Unaudited, $ millions, as at	Jul. 31	Oct. 31

ASSETS
Cash and non-interest-bearing deposits with banks	$2,217	$2,190

Interest-bearing deposits with banks	19,307	9,862

Securities (Note 3)
Trading	33,540	28,557
Available-for-sale (AFS)	22,881	26,621
Designated at fair value (FVO)	17,618	22,430

	74,039	77,608

Securities borrowed or purchased under resale agreements	35,394	37,342

Loans
Residential mortgages	101,293	93,568
Personal	34,594	34,335
Credit card	9,960	12,127
Business and government	40,431	38,582
Allowance for credit losses (Note 4)	(1,650)	(1,720)

	184,628	176,892

Other
Derivative instruments	24,176	24,682
Customers’ liability under acceptances	8,964	7,684
Land, buildings and equipment	1,612	1,660
Goodwill	1,855	1,913
Software and other intangible assets	628	609
Other assets	9,759	11,598

	46,994	48,146

	$362,579	$352,040

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$115,063	$113,294
Business and government	139,308	127,759
Bank	6,956	5,618

	261,327	246,671

Other
Derivative instruments	24,059	26,489
Acceptances	8,964	7,684
Obligations related to securities sold short	10,805	9,673
Obligations related to securities lent or sold under repurchase agreements	23,346	28,220
Other liabilities	12,051	12,572

	79,225	84,638

Subordinated indebtedness (Note 6)	5,153	4,773

Non-controlling interests	156	168

Shareholders’ equity
Preferred shares (Note 7)	2,756	3,156
Common shares (Note 7)	7,254	6,804
Contributed surplus	89	96
Retained earnings	7,208	6,095
Accumulated other comprehensive income (AOCI)	(589)	(361)

	16,718	15,790

	$362,579	$352,040

The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC Third Quarter 2011	35

CONSOLIDATED STATEMENT OF OPERATIONS

	For the three			For the nine
	months ended			months ended
	2011	2011	2010	2011	2010
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Interest income
Loans	$1,938	$1,865	$1,868	$5,774	$5,349
Securities borrowed or purchased under resale agreements	100	87	49	283	111
Securities	495	493	381	1,490	1,105
Deposits with banks	16	14	14	48	34

	2,549	2,459	2,312	7,595	6,599

Interest expense
Deposits	688	690	558	2,100	1,556
Other liabilities	201	186	145	587	321
Subordinated indebtedness	53	55	54	163	140
Preferred share liabilities	—	—	7	—	23

	942	931	764	2,850	2,040

Net interest income	1,607	1,528	1,548	4,745	4,559

Non-interest income
Underwriting and advisory fees	130	128	108	420	339
Deposit and payment fees	195	183	194	564	568
Credit fees	98	93	87	283	251
Card fees	15	17	72	88	242
Investment management and custodial fees	123	122	117	364	344
Mutual fund fees	218	214	188	639	556
Insurance fees, net of claims	82	73	72	234	205
Commissions on securities transactions	110	138	108	387	349
Trading (loss) income, net	(101)	10	84	(38)	595
AFS securities gains, net	65	40	123	169	281
FVO gains (losses), net (Note 1)	61	(81)	(146)	(118)	(439)
Income from securitized assets	278	270	150	763	421
Foreign exchange other than trading	58	32	88	160	231
Other	118	122	56	387	329

	1,450	1,361	1,301	4,302	4,272

Total revenue	3,057	2,889	2,849	9,047	8,831

Provision for credit losses (Note 4)	195	194	221	598	896

Non-interest expenses
Employee compensation and benefits (Note 10)	1,044	995	973	3,096	2,877
Occupancy costs	161	165	161	487	475
Computer, software and office equipment	249	246	246	739	729
Communications	70	76	73	221	218
Advertising and business development	55	51	43	153	132
Professional fees	44	42	53	122	144
Business and capital taxes	11	10	22	33	66
Other	186	209	170	585	526

	1,820	1,794	1,741	5,436	5,167

Income before income taxes and non-controlling interests	1,042	901	887	3,013	2,768
Income tax expense	231	221	244	720	791

	811	680	643	2,293	1,977
Non-controlling interests	3	2	3	8	25

Net income	808	678	640	2,285	1,952
Preferred share dividends and premiums	55	42	42	139	127

Net income applicable to common shares	$753	$636	$598	$2,146	$1,825

Weighted-average common shares outstanding (thousands)
- Basic	397,232	395,373	388,815	395,265	386,706
- Diluted	397,986	396,394	389,672	396,189	387,710
Earnings per share (in dollars) (Note 11)
- Basic	$1.90	$1.61	$1.54	$5.43	$4.72
- Diluted	$1.89	$1.60	$1.53	$5.42	$4.71
Dividends per common share (in dollars)	$0.87	$0.87	$0.87	$2.61	$2.61

The accompanying notes are an integral part of these interim consolidated financial statements.

36	CIBC Third Quarter 2011

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the three			For the nine
	months ended			months ended
	2011	2011	2010	2011	2010
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Net income	$808	$678	$640	$2,285	$1,952
Other comprehensive income (OCI), net of tax
Net foreign currency translation adjustments
Net gains (losses) on investments in self-sustaining foreign operations	41	(273)	60	(326)	(254)
Net gains (losses) on investments in self-sustaining foreign operations reclassified to net income	—	—	21	—	21
Net gains (losses) on hedges of investments in self-sustaining foreign operations	(8)	84	(17)	105	77
Net gains (losses) on hedges of investments in self-sustaining foreign operations reclassified to net income	—	—	(16)	—	(16)

	33	(189)	48	(221)	(172)

Net change in AFS securities
Net unrealized gains (losses) on AFS securities	141	22	255	95	209
Net (gains) losses on AFS securities reclassified to net income	(30)	(16)	(109)	(75)	(151)

	111	6	146	20	58

Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(25)	(10)	(9)	(51)	(11)
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	13	7	3	24	21

	(12)	(3)	(6)	(27)	10

Total OCI	$132	$(186)	$188	$(228)	$(104)

Comprehensive income	$940	$492	$828	$2,057	$1,848

The income tax allocated to each component of OCI is presented in the table below:

	For the three			For the nine
	months ended			months ended
	2011	2011	2010	2011	2010
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Income tax (expense) benefit
Net foreign currency translation adjustments
Net gains (losses) on investments in self-sustaining foreign operations	$2	$1	$(5)	$3	$—
Net gains (losses) on hedges of investments in self-sustaining foreign operations	1	(18)	4	(24)	(18)
Net gains (losses) on hedges of investments in self-sustaining foreign operations reclassified to net income	—	—	8	—	8

	3	(17)	7	(21)	(10)

Net change in AFS securities
Net unrealized gains (losses) on AFS securities	(36)	2	(96)	(12)	(77)
Net (gains) losses on AFS securities reclassified to net income	5	8	21	26	41

	(31)	10	(75)	14	(36)

Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	9	2	4	19	4
Net (gains) losses on derivatives designated as cash flow hedges reclassified to net income	(4)	—	—	(7)	(2)

	5	2	4	12	2

	$(23)	$(5)	$(64)	$5	$(44)

The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC Third Quarter 2011	37

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three			For the nine
	months ended			months ended
	2011	2011	2010	2011	2010
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Preferred shares
Balance at beginning of period	$3,156	$3,156	$3,156	$3,156	$3,156
Redemption of preferred shares	(400)	—	—	(400)	—

Balance at end of period	$2,756	$3,156	$3,156	$2,756	$3,156

Common shares
Balance at beginning of period	$7,116	$6,951	$6,509	$6,804	$6,241
Issue of common shares	137	165	150	449	418
Treasury shares	1	—	3	1	3

Balance at end of period	$7,254	$7,116	$6,662	$7,254	$6,662

Contributed surplus
Balance at beginning of period	$90	$96	$94	$96	$92
Stock option expense	1	1	2	4	8
Stock options exercised	(1)	(7)	—	(10)	(2)
Other	(1)	—	—	(1)	(2)

Balance at end of period	$89	$90	$96	$89	$96

Retained earnings
Balance at beginning of period	$6,801	$6,509	$5,713	$6,095	$5,156
Net income	808	678	640	2,285	1,952
Dividends
Preferred	(43)	(42)	(42)	(127)	(127)
Common	(346)	(344)	(338)	(1,032)	(1,009)
Premium on redemption of preferred shares	(12)	—	—	(12)	—
Other	—	—	(1)	(1)	—

Balance at end of period	$7,208	$6,801	$5,972	$7,208	$5,972

AOCI, net of tax
Net foreign currency translation adjustments
Balance at beginning of period	$(829)	$(640)	$(715)	$(575)	$(495)
Net gains (losses) on translation of net foreign operations	33	(189)	48	(221)	(172)

Balance at end of period	$(796)	$(829)	$(667)	$(796)	$(667)

Net unrealized gains (losses) on AFS securities
Balance at beginning of period	$106	$100	$36	$197	$124
Net change in unrealized gains (losses) on AFS securities	111	6	146	20	58

Balance at end of period	$217	$106	$182	$217	$182

Net gains (losses) on cash flow hedges
Balance at beginning of period	$2	$5	$17	$17	$1
Net change in unrealized gains (losses) on cash flow hedges	(12)	(3)	(6)	(27)	10

Balance at end of period	$(10)	$2	$11	$(10)	$11

Total AOCI, net of tax	$(589)	$(721)	$(474)	$(589)	$(474)

Retained earnings and AOCI	$6,619	$6,080	$5,498	$6,619	$5,498

Shareholders’ equity at end of period	$16,718	$16,442	$15,412	$16,718	$15,412

The accompanying notes are an integral part of these interim consolidated financial statements.

38	CIBC Third Quarter 2011

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three			For the nine
	months ended			months ended
	2011	2011	2010	2011	2010
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Cash flows provided by (used in) operating activities
Net income	$808	$678	$640	$2,285	$1,952
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	195	194	221	598	896
Amortization (1)	87	87	91	264	279
Stock option expense	1	1	2	4	8
Future income taxes	106	129	186	466	621
AFS securities gains, net	(65)	(40)	(123)	(169)	(281)
(Gains) losses on disposal of land, buildings and equipment	(1)	(1)	(1)	(5)	1
Other non-cash items, net	177	56	760	132	523
Changes in operating assets and liabilities
Accrued interest receivable	61	(65)	(7)	142	77
Accrued interest payable	(152)	136	49	(317)	(29)
Amounts receivable on derivative contracts	(2,495)	(1,797)	(2,209)	869	547
Amounts payable on derivative contracts	1,021	1,791	2,203	(2,592)	(540)
Net change in trading securities	3,797	(5,431)	(2,999)	(4,983)	(5,728)
Net change in FVO securities	3,265	1,386	(22)	4,812	3,545
Net change in other FVO assets and liabilities	(1,380)	(326)	(813)	(1,483)	(1,767)
Current income taxes	140	39	73	76	(156)
Other, net	(450)	410	(709)	979	1,040

	5,115	(2,753)	(2,658)	1,078	988

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	(17,433)	20,006	12,690	15,381	17,657
Obligations related to securities sold short	(561)	1,259	(1,304)	1,716	2,292
Net obligations related to securities lent or sold under repurchase agreements	(4,554)	(2,289)	(1,587)	(4,874)	(2,631)
Issue of subordinated indebtedness	—	—	—	1,500	1,100
Redemption/repurchase of subordinated indebtedness	—	(1,080)	—	(1,080)	(95)
Redemption of preferred shares	—	—	—	(604)	—
Issue of common shares, net	137	165	150	449	418
Net proceeds from treasury shares sold	1	—	3	1	3
Dividends	(389)	(386)	(380)	(1,159)	(1,136)
Other, net	(32)	144	1,232	(120)	(1,392)

	(22,831)	17,819	10,804	11,210	16,216

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	15,965	(15,996)	(6,017)	(9,445)	(7,195)
Loans, net of repayments	(8,619)	(6,218)	(5,488)	(18,808)	(21,624)
Net proceeds from securitizations	3,909	3,580	3,883	10,508	9,467
Purchase of AFS securities	(5,698)	(7,629)	(18,531)	(22,675)	(46,144)
Proceeds from sale of AFS securities	4,501	5,127	6,637	12,274	29,158
Proceeds from maturity of AFS securities	4,339	4,501	4,520	14,072	19,157
Net securities borrowed or purchased under resale agreements	3,459	2,158	7,382	1,948	667
Net cash provided by dispositions	—	—	—	54	(297)
Net purchase of land, buildings and equipment	(63)	(54)	(81)	(144)	(149)

	17,793	(14,531)	(7,695)	(12,216)	(16,960)

Effect of exchange rate changes on cash and non-interest- bearing deposits with banks	7	(41)	9	(45)	(33)

Net increase (decrease) in cash and non-interest- bearing deposits with banks during period	84	494	460	27	211
Cash and non-interest-bearing deposits with banks at beginning of period	2,133	1,639	1,563	2,190	1,812

Cash and non-interest-bearing deposits with banks at end of period (2)	$2,217 (3)	$2,133	$2,023	$2,217 (3)	$2,023

Cash interest paid	$1,094	$795	$715	$3,167	$2,069
Cash income taxes (recovered) paid	$(15)	$54	$(15)	$178	$327

(1)	Includes amortization of buildings, furniture, equipment, leasehold improvements, software and other intangible assets.

(2)	Includes restricted cash balances of $240 million (April 30, 2011: $238 million; July 31, 2010: $255 million).

(3)	Includes cash reserved for payment on redemption of non-cumulative preferred shares (Note 7).
The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC Third Quarter 2011	39

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The unaudited interim consolidated financial statements of Canadian Imperial Bank of Commerce (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2010. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2010, as set out on pages 104 to 179 of the 2010 Annual Report.
1. Fair value of financial instruments
The table below presents the level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the interim consolidated balance sheet are categorized:

		Level 1		Level 2		Level 3
				Valuation technique-		Valuation technique-
		Quoted		observable		non-observable
		market price		market inputs		market inputs	Total	Total
	2011	2010	2011	2010	2011	2010	2011	2010
$ millions, as at	Jul. 31	Oct. 31	Jul. 31	Oct. 31	Jul. 31	Oct. 31	Jul. 31	Oct. 31

Financial assets
Trading securities and loans
Government issued or guaranteed securities	$4,954	$4,158	$7,170	$8,463	$—	$—	$12,124	$12,621
Corporate equity	16,349	11,818	1,960	1,090	—	—	18,309	12,908
Corporate debt	—	—	1,589	1,039	6	20	1,595	1,059
Mortgage- and asset- backed securities	—	—	938	342	574	1,627	1,512	1,969
Business and government loans (1)	540	1,000	—	—	—	—	540	1,000

	$21,843	$16,976	$11,657	$10,934	$580	$1,647	$34,080	$29,557

AFS securities
Government issued or guaranteed securities	$2,651	$7,398	$10,030	$9,310	$—	$—	$12,681	$16,708
Corporate public equity	120	108	—	5	—	—	120	113
Corporate debt	—	—	3,753	2,713	9	23	3,762	2,736
Mortgage- and asset- backed securities	—	—	3,146	3,656	2,691	2,826	5,837	6,482

	$2,771	$7,506	$16,929	$15,684	$2,700	$2,849	$22,400	$26,039

FVO securities and loans	$74	$307	$17,544	$22,124	$10	$20	$17,628	$22,451
Derivative instruments	222	272	22,973	22,949	981	1,461	24,176	24,682

Total financial assets	$24,910	$25,061	$69,103	$71,691	$4,271	$5,977	$98,284	$102,729

Financial liabilities
Deposits	$—	$—	$(2,872)	$(2,397)	$(680)	$(1,428)	$(3,552)(2)	$(3,825	)(2)
Derivative instruments	(191)	(265)	(21,427)	(23,148)	(2,441)	(3,076)	(24,059)	(26,489)
Obligations related to securities sold short	(4,260)	(3,793)	(6,545)	(5,880)	—	—	(10,805)	(9,673)

Total financial liabilities	$(4,451)	$(4,058)	$(30,844)	$(31,425)	$(3,121)	$(4,504)	$(38,416)	$(39,987)

(1)	Beginning this quarter, we have reported trading loans carried at fair value within business and government loans. Previously these were classified as part of amortized loans. Prior period information has been restated.

(2)	Comprises FVO deposits of $3,286 million (October 31, 2010: $3,530 million) and bifurcated embedded derivatives of $266 million (October 31, 2010: $295 million).
There were no transfers of financial instruments between the levels during the quarter and nine months ended July 31, 2011.
     The net losses recognized in the interim consolidated statement of operations on the financial instruments, for which fair value was estimated using valuation techniques requiring non-observable market parameters, were $211 million and $148 million for quarter and nine months ended July 31, 2011, respectively (net losses of $561 million and $177 million for the quarter and nine months ended July 31, 2010, respectively).
     The following table presents the changes in fair value of assets, liabilities, and the net derivative assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

40	CIBC Third Quarter 2011

		Net gains/(losses)
		included in income
				Net unrealized
				gains/(losses)	Transfer		Transfer	Purchases
$ millions, as at or for the	Opening			included	in to		out of	and	Sales and	Closing
three months ended	balance	Realized(1)	Unrealized(1)(2)	in OCI	Level 3		Level 3	issuances	settlements	balance

Jul. 31, 2011
Trading securities	$1,441	$13	$(34)	$—	$—		$—	$257	$(1,097)	$580
AFS securities	3,023	19	—	5	—		—	125	(472)	2,700
FVO securities and loans	11	—	(1)	—	—		—	—	—	10

Total financial assets	$4,475	$32	$(35)	$5	$—		$—	$382	$(1,569)	$3,290

Deposits (3)	$(1,324)	$(6)	$207	$—	$—		$—	$(90)	$533	$(680)
Derivative instruments (net)	(1,288)	(236)	(173)	—	—		—	—	237	(1,460)

Total financial liabilities	$(2,612)	$(242)	$34	$—	$—		$—	$(90)	$770	$(2,140)

Oct. 31, 2010
Trading securities	$1,518	$70	$129	$—	$—		$—	$342	$(412)	$1,647
AFS securities	3,239	16	1	(56)	2		(1)	326	(678)	2,849
FVO securities and loans	39	9	(5)	—	—		—	—	(23)	20

Total financial assets	$4,796	$95	$125	$(56)	$2		$(1)	$668	$(1,113)	$4,516

Deposits (3)	$(925)	$(57)	$(141)	$—	$(203	)(4)	$—	$(119)	$17	$(1,428)
Derivative instruments (net)	(2,014)	(32)	(302)	—	(6)		(14)	4	749	(1,615)

Total financial liabilities	$(2,939)	$(89)	$(443)	$—	$(209)		$(14)	$(115)	$766	$(3,043)

(1)	Includes foreign currency gains and losses.

(2)	Unrealized gains and losses relating to these assets and liabilities held at the end of the reporting period.

(3)	Comprises FVO deposits of $493 million (October 31, 2010: $1,188 million) and bifurcated embedded derivatives of $187 million (October 31, 2010: $240 million).

(4)	Transfer-in pertains to structured deposit notes containing bifurcated embedded derivatives carried at fair value.
Sensitivity of Level 3 financial assets and liabilities
Our approach for fair valuation of financial instruments is presented in Note 2 to the 2010 consolidated financial statements.
     Valuation techniques using non-observable market inputs are used for a number of financial instruments including our structured credit run-off business.
     Interest-only strips from the sale of securitized assets are valued using prepayment rates, which we consider to be a non-observable market input.
     Swap arrangements related to the sale of securitized assets are valued using liquidity rates, which we consider to be a non-observable market input.
     Asset-backed securities (ABS) are sensitive to credit and liquidity spreads, which we consider to be non-observable market inputs.
     FVO deposits that are not managed as part of our structured credit run-off business are sensitive to non-observable credit spreads, which are derived using extrapolation and correlation assumptions.
     Certain bifurcated embedded derivatives, due to the complexity and unique structure of the instruments, require significant assumptions and judgment to be applied to both the inputs and valuation techniques, which we consider to be non-observable.
     The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income or OCI as described below.
     Our unhedged non-U.S. residential mortgage market (USRMM) structured credit positions are sensitive to changes in mark-to-market (MTM), generally as derived from indicative broker quotes and internal models. A 10% adverse change in MTM of the underlyings would result in losses of approximately $81 million, excluding unhedged non-USRMM positions classified as loans which are carried at amortized cost.
     For our hedged positions, there are two categories of sensitivities; the first relates to our hedged loan portfolio and the second relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $17 million, assuming current credit valuation adjustment (CVA) ratios remain unchanged. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $8 million, assuming current CVA ratios remain unchanged.
     The impact of a 10% increase in the MTM of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would not result in a significant net gain or loss, assuming current CVA ratios remain unchanged.
     The impact of a 10% reduction in receivables, net of CVA from financial guarantors, would result in a net loss of approximately $43 million.
     A 10% increase in prepayment rates pertaining to our retained interests related to the interest-only strip, resulting from the sale of securitized assets, would result in a net loss of approximately $19 million.

CIBC Third Quarter 2011	41

     A 10 basis point decrease in liquidity rates used to fair value our derivatives related to the sale of securitized assets would result in a loss of approximately $96 million.
     A 10% reduction in the MTM of our on-balance sheet ABS that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $170 million.
     A 10% reduction in the MTM of certain FVO deposits which are not managed as part of our structured credit run-off business and are valued using non-observable inputs, including correlation and extrapolated credit spreads, would result in a gain of approximately $4 million.
     A 10% reduction in the MTM of certain bifurcated embedded derivatives, valued using internally vetted valuation techniques, would result in a gain of approximately $19 million.
Fair value option
FVO designated assets and liabilities are those that (i) would otherwise cause measurement inconsistencies with hedging derivatives and securities sold short that are carried at fair value; or (ii) are managed on a fair value basis in accordance with a documented trading strategy and reported to key management personnel on that basis.
     The fair values of the FVO designated assets and liabilities (excluding hedges) were $17,628 million and $3,286 million, respectively, as at July 31, 2011 ($22,451 million and $3,530 million, respectively, as at October 31, 2010).
     The impact on the interim consolidated statement of operations from FVO designated instruments and related hedges and the impact of changes in credit spreads on FVO designated loans and liabilities are provided in the following table:

		For the three		For the nine
	months ended			months ended (1)
	2011	2011	2010	2011	2010
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Impact of FVO designated instruments and related hedges
Net interest income	$55	$59	$65	$168	$201
Non-interest income — FVO gains (losses)	61	(81)	(146)	(118)	(439)

Net gains (losses)	$116	$(22)	$(81)	$50	$(238)

Gain (loss) from changes in credit spreads
FVO designated loans	$—	$—	$(1)	$—	$1
FVO designated loans, net of related hedges	—	—	(1)	—	1
FVO designated deposits	(1)	1	(1)	—	—

(1)	Change in the fair value of FVO financial instruments, held by CIBC at the end of the reporting period, since they were designated as FVO.
2. Significant acquisition and disposition
American Century Investments
On July 15, 2011 CIBC announced that, subject to obtaining regulatory approvals, CIBC would acquire a minority interest in American Century Investments (ACI), a U.S. investment management firm, for total cash consideration of approximately US$848 million. Those regulatory approvals have been obtained and the transaction is expected to close in the fourth quarter. At closing, CIBC will acquire JP Morgan Chase & Co.’s entire interest in ACI, which represents approximately 41% of ACI’s equity. In addition, CIBC will hold 10.1% of ACI’s voting rights and be entitled to nominate two directors on ACI’s 10-person board. Commencing in the fourth quarter, the investment will be accounted for using the equity method and our proportionate share in the results of ACI will be included in the Wealth Management strategic business unit (SBU) for the period subsequent to the close.
Sale of CIBC Mellon Trust Company’s Issuer Services business
Effective November 1, 2010, CIBC Mellon Trust Company (CMT), a 50/50 joint venture between CIBC and The Bank of New York Mellon, sold its Issuer Services business (stock transfer and employee share purchase plan services). As a result of the sale, CIBC recorded an after-tax gain of $37 million in the first quarter of 2011 which is net of estimated claw-back and post-closing adjustments that will be settled effective November 1, 2011. CMT’s Issuer Services business results were reported in CIBC’s Corporate and Other reporting segment and the results of its operations were not considered significant to CIBC’s consolidated results.

42	CIBC Third Quarter 2011

3. Securities
Fair value of AFS securities

				2011				2010
$ millions, as at				Jul. 31				Oct. 31
		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$1,979	$24	$—	$2,003	$5,385	$8	$(2)	$5,391
Other Canadian governments	4,086	40	—	4,126	4,602	86	—	4,688
U.S. Treasury	2,798	59	(1)	2,856	3,343	5	—	3,348
Other foreign governments	3,660	42	(6)	3,696	3,251	47	(17)	3,281
Mortgage-backed securities	4,037	79	(1)	4,115	4,627	103	(3)	4,727
Asset-backed securities	1,696	26	—	1,722	1,758	34	(37)	1,755
Corporate public debt	3,727	11	(9)	3,729	2,659	18	(1)	2,676
Corporate public equity	115	9	(4)	120	114	8	(9)	113
Corporate private debt	33	—	—	33	52	9	(1)	60
Corporate private equity (1)	481	451	(9)	923	582	337	(9)	910

	$22,612	$741	$(30)	$23,323	$26,373	$655	$(79)	$26,949

(1)	Carried at cost on the interim consolidated balance sheet as these do not have quoted market values in an active market.
As at July 31, 2011, the amortized cost of 141 AFS securities that are in a gross unrealized loss position (October 31, 2010: 170 securities) exceeded their fair value by $30 million (October 31, 2010: $79 million). The securities that have been in a gross unrealized loss position for more than a year include 13 AFS securities (October 31, 2010: nine AFS securities), with a gross unrealized loss of $5 million (October 31, 2010: $13 million). We have determined that the unrealized losses on these AFS securities are temporary in nature.
Reclassification of financial instruments
In October 2008, amendments made to the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement” and 3862 “Financial Instruments — Disclosures” permitted certain trading financial assets to be reclassified to held-to-maturity (HTM) and AFS in rare circumstances. In July 2009, amendments made to section 3855 resulted in the reclassification of these HTM securities to loans effective November 1, 2008. During the nine months period ended July 31, 2011, we have not reclassified any securities.
     The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified in prior years to date:

		2011		2010
$ millions, as at		Jul. 31		Oct. 31
	Fair	Carrying	Fair	Carrying
	value	value	value	value
Trading assets previously reclassified to HTM (currently in loans)	$4,007	$4,113	$5,525	$5,699
Trading assets previously reclassified to AFS	38	38	55	55

Total financial assets reclassified	$4,045	$4,151	$5,580	$5,754

		For the three		For the nine
		months ended		months ended
	2011	2011	2010	2011	2010
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31
Net income (loss) before taxes, recognized on securities reclassified
Gross income recognized in income statement	$20	$15	$38	$43	$120
Funding related interest expense	(13)	(14)	(16)	(45)	(58)

Net income (loss) recognized, before taxes	$7	$1	$22	$(2)	$62

Impact on net income (loss) if reclassification had not been made
On trading assets previously reclassified to HTM (currently in loans)	$(30)	$46	$42	$67	$(153)
On trading assets previously reclassified to AFS	1	2	(7)	3	(5)

Increase (decrease) in income, before taxes	$(29)	$48	$35	$70	$(158)

CIBC Third Quarter 2011	43

4. Loans
Allowance for credit losses

					As at or for the		As at or for the
					three months ended		nine months ended
			2011	2011	2010	2011	2010
			Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31
	Specific	General	Total	Total	Total	Total	Total
$ millions	allowance	allowance	allowance	allowance	allowance	allowance	allowance
Balance at beginning of period	$618	$1,117	$1,735	$1,763	$2,070	$1,784	$2,043
Provision for (reversal of) credit losses	232	(37)	195	194	221	598	896
Write-offs	(259)	—	(259)	(230)	(295)	(744)	(984)
Recoveries	27	—	27	27	31	85	95
Other	1	—	1	(19)	10	(24)	(13)

Balance at end of period	$619	$1,080	$1,699	$1,735	$2,037	$1,699	$2,037

Comprises:
Loans	$619	$1,031	$1,650	$1,686	$1,973	$1,650	$1,973
Undrawn credit facilities (1)	—	49	49	49	64	49	64

(1)	Included in Other liabilities.
Impaired loans

			2011			2010
$ millions, as at			Jul. 31			Oct. 31
	Gross	Specific	Net	Gross	Specific	Net
	amount	allowance	total	amount	allowance	total

Residential mortgages	$425	$29	$396	$452	$30	$422
Personal	285	211	74	304	224	80
Business and government	1,057	379	678	1,080	377	703

Total impaired loans (1)	$1,767	$619	$1,148	$1,836	$631	$1,205

(1)	Average balance of gross impaired loans for the quarter ended July 31, 2011 totalled $1,751 million (for the quarter ended October 31, 2010: $1,994 million).
Contractually past due loans but not impaired

				2011	2010
				Jul. 31	Oct. 31
	Less than	31 to	Over
$ millions, as at	31 days	90 days	90 days	Total	Total

Residential mortgages	$1,457	$479	$169	$2,105	$2,375
Personal	439	116	28	583	591
Credit card	633	168	103	904	1,021

Business and government	190	118	14	322	555
	$2,719	$881	$314	$3,914	$4,542

44	CIBC Third Quarter 2011

5. Securitizations and variable interest entities
Securitizations
The following table summarizes our securitization and sales activity:

				For the three			For the nine
				months ended			months ended
		2011	2011	2010		2011	2010
		Jul. 31	Apr. 30	Jul. 31		Jul. 31	Jul. 31
	Residential	Credit	Residential	Residential	Residential	Credit	Residential
$ millions	mortgages	card	mortgages	mortgages	mortgages	card(1)(2)	mortgages

Securitized (3)	$2,671	$642	$2,992	$6,285	$9,971	$2,313	$9,989
Sold (3)	3,264	642	3,598	3,846	9,875	2,313	9,410
Net cash proceeds	3,267	642	3,580	3,883	9,866	2,313	9,467
Retained interests	126	44	143	127	391	1,715	371
Gain on sale, net of transaction costs	71	25	72	67	208	25	182

Retained interest assumptions (%) (4)
Weighted-average remaining
life (in years)	2.8	0.2	2.8	3.0	2.8	0.2	3.2
Prepayment/payment rate	15.0-18.0	38.3	15.0-18.0	15.0-18.0	15.0-18.0	38.3	15.0-18.0
Internal rate of return	2.1-8.9	3.7	2.4-9.1	2.5-8.7	1.4-9.3	3.7	1.6-9.3
Expected credit losses	0.0-0.4	4.9	0.0-0.4	0.0-0.4	0.0-0.4	4.9	0.0-0.4

(1)	Reinvestment in revolving securitizations is not included.

(2)	During the first quarter, we securitized $1.7 billion of credit card receivables and purchased all of the retained interests, in the form of notes, relating to the securitization.

(3)	Includes $53 million (April 30, 2011: $51 million; July 31, 2010: $101 million) of uninsured fixed-rate mortgages securitized to a qualifying special purpose entity (QSPE).

(4)	These retained interest assumptions are applicable only to interest-only strips.
The following table provides details on our securitization exposures:

		Residential mortgages
	CMB/NHA	Prime and Near
	auction	Prime/Alt-A	Credit	Commercial
$ millions, as at	program (1)	program (2)	card	mortgages

Jul. 31, 2011 Retained interests in securitized assets sold (3)	$903	$132	$2,095	$11
Assets securitized and not sold	16,638	—	—	—
Liquidity facilities (4)	—	817	—	—

Oct. 31, 2010 Retained interests in securitized assets sold (3)	$961	$331	$591	$5
Assets securitized and not sold	19,651	—	—	—
Liquidity facilities (4)	—	772	—	—

(1)	Includes balances related to Canada Mortgage Bond and Government of Canada National Housing Act MBS Auction process and other Canada Mortgage and Housing Corporation (CMHC) and mortgage-backed securities (MBS) programs. Credit losses are not expected as the mortgages are insured.

(2)	The Near-Prime/Alt-A mortgages have an average loss rate over the past five years of 42 basis points (October 31, 2010: 37 basis points) and an average loan-to-value ratio of 74% (October 31, 2010: 74%). Total assets in the QSPE were $908 million (October 31, 2010: $1,019 million), which include $297 million (October 31, 2010: $352 million) of Prime mortgages and $558 million (October 31, 2010: $586 million) of Near-Prime/Alt-A mortgages.

(3)	Includes retained interest purchased subsequent to the initial securitization.

(4)	Net of investments in our securitization vehicles.
Variable interest entities (VIEs)
The details of our VIEs are provided on pages 135 and 136 of the 2010 Annual Report. We consolidate VIEs where we are considered to be the primary beneficiary. During the quarter, we determined that we were no longer the primary beneficiary to certain VIEs subsequent to the sale of our residual interest in those VIEs.
VIEs that are consolidated
The table below provides details on the assets that support the obligations of the consolidated VIEs:

	2011	2010
$ millions, as at	Jul. 31	Oct. 31

Trading securities	$—	$818
AFS securities	69	85
Residential mortgages	96	62
Other assets	—	1

Total assets	$165	$966

CIBC Third Quarter 2011	45

VIEs that are not consolidated
Our on-balance sheet amounts and maximum exposure to loss related to VIEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value for investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for written credit derivatives on VIE reference assets less hedged positions excluding the impact of CVA.

	CIBC-	CIBC-		Third-party
	sponsored	structured		structured vehicles
$ millions, as at July 31, 2011	conduits(1)	CDO vehicles	Run-off	Continuing	Total

On-balance sheet assets (2)
Trading securities	$1	$—	$574	$763	$1,338
AFS securities	—	—	6	1,570	1,576
FVO	—	—	—	97	97
Loans	74	320	3,977	36	4,407
Derivatives(3)	—	—	—	86	86

Total assets	$75	$320	$4,557	$2,552	$7,504

Oct. 31, 2010	$182	$448	$7,696	$1,962	$10,288

On-balance sheet liabilities
Derivatives (3)	$—	$29	$1,428	$29	$1,486

Total liabilities	$—	$29	$1,428	$29	$1,486

Oct. 31, 2010	$—	$36	$1,084	$2	$1,122

Maximum exposure to loss, net of hedges
Maximum exposure to loss before hedge positions					$12,954
Less: notional of protection purchased on hedges relating to written credit derivatives, less gross receivable on those hedges					(3,341)
Less: carrying value of hedged securities and loans					(4,612)

Maximum exposure to loss, net of hedges					$5,001

Oct. 31, 2010					$6,164

(1)	We sponsor several multi-seller conduits. Total assets of these conduits amounted to $1.4 billion (October 31, 2010: $2.3 billion). Certain of our conduits hold commercial paper issued by our other conduits. The underlying collateral amounts totalled $1.4 billion (October 31, 2010: $2.1 billion) and are included in total assets in the above table. We also sponsor a single-seller conduit. Total assets of this conduit amounted to $414 million (October 31, 2010: $403 million).

(2)	Excludes securities issued by, retained interests in, and derivatives with entities established by Canada Mortgage and Housing Corporation (CMHC), Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).

(3)	Comprises credit derivatives (written options and total return swaps) under which we assume exposures and excludes all other derivatives.
6. Subordinated indebtedness
On November 2, 2010, we issued $1,500 million principal amount of 3.15% Debentures (subordinated indebtedness) due November 2, 2020. The Debentures qualify as Tier 2 capital.
     On March 28, 2011, we redeemed all $1,080 million of our remaining 4.55% Medium Term Notes (subordinated indebtedness) due March 28, 2016. In accordance with their terms, the Medium Term Notes were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.
7. Share capital
Preferred shares
On April 28, 2011, we redeemed all 2,000 of the remaining outstanding Non-cumulative Class A Series 28 Preferred Shares with a par value of $10 each at a redemption price of $10.00 per share for cash.
     On July 31, 2011, we redeemed all of our 16 million Non-cumulative Class A Series 30 Preferred Shares with a par value of $25 each at a redemption price of $25.75 per share. Other liabilities include $412 million in respect of principal and premium amounts payable to holders. The payment was made subsequent to the quarter end on August 2, 2011.

46	CIBC Third Quarter 2011

Common shares

					As at or for the				As at or for the
					three months ended				nine months ended
		2011		2011		2010		2011		2010
		Jul. 31		Apr. 30		Jul. 31		Jul. 31		Jul. 31
	Number		Number		Number		Number		Number
	of shares		of shares		of shares		of shares		of shares
$ millions	(millions)	Amount	(millions)	Amount	(millions)	Amount	(millions)	Amount	(millions)	Amount

Balance at beginning of period	396.9	$7,116	394.8	$6,951	388.5	$6,509	392.7	$6,804	384.0	$6,241
Issuance pursuant to:
Stock option plans	0.1	4	0.6	40	0.2	12	1.2	70	1.7	76
Shareholder Investment Plan (1)	1.5	110	1.3	105	1.8	116	4.1	314	4.6	305
Employee Share Purchase Plan	0.3	23	0.2	20	0.3	22	0.8	65	0.5	37

	398.8	7,253	396.9	7,116	390.8	6,659	398.8	7,253	390.8	6,659
Net sales of treasury shares	—	1	—	—	—	3	—	1	—	3

Balance at end of period	398.8	$7,254	396.9	$7,116	390.8	$6,662	398.8	$7,254	390.8	$6,662

(1)	Commencing with dividends paid on April 28, 2011, the participants in the Dividend Reinvestment Option and Stock Dividend Option of the Shareholder Investment Plan receive a 2% discount from average market price on the reinvested dividends in additional common shares. Previously, the shares were issued at a 3% discount.
Regulatory capital and ratios
Our capital ratios and assets-to-capital multiple are presented in the following table:

	2011		2010
$ millions, as at	Jul. 31		Oct. 31

Capital
Tier 1 capital	$15,904		$14,851
Total regulatory capital	20,383		18,966

Risk-weighted assets
Credit risk	$88,638		$86,782
Market risk	2,069		1,625
Operational risk	18,247		18,256

Total risk-weighted assets	$108,954		$106,663

Capital ratios
Tier 1 capital ratio	14.6%		13.9%
Total capital ratio	18.7%		17.8%
Assets-to-capital multiple	16.8	x	17.0	x

During the quarter and nine months ended July 31, 2011, we have complied in full with all of our regulatory capital requirements.
8. Financial guarantors
We have derivative contracts with financial guarantors to hedge our exposure on various reference assets. During the quarter and nine months ended July 31, 2011, we recorded a net loss of $15 million and net recovery of $31 million, respectively (a net loss of $116 million and net recovery of $602 million for the quarter and nine months ended July 31, 2010, respectively) on the hedging contracts provided by financial guarantors in trading revenue. Separately, we recorded a net loss of $61 million and $100 million on termination of contracts with financial guarantors for the quarter and nine months ended July 31, 2011, respectively (a net recovery of $51 million and net loss of $110 million for the quarter and nine months ended July 31, 2010, respectively).
     The fair value of derivative contracts with financial guarantors, net of valuation adjustments, was $435 million as at July 31, 2011 (October 31, 2010: $734 million). The related valuation adjustments were $163 million as at July 31, 2011 (October 31, 2010: $291 million).
     We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management.
     We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to these counterparties may change in the future, which could result in significant future losses.

CIBC Third Quarter 2011	47

9. Income taxes
Future income tax asset
As at July 31, 2011, our future income tax asset, net of a valuation allowance, was $273 million (October 31, 2010: $767 million). Included in the future income tax asset as at July 31, 2011 were $21 million (October 31, 2010: $54 million) related to Canadian capital loss carryforwards that have no expiry date, and $182 million (October 31, 2010: $267 million), net of a valuation allowance, related to our U.S. operations.
     Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of a valuation allowance, will be realized.
Enron
In prior years, the Canada Revenue Agency issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related legal expenses. The matter is currently in litigation. We believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date.
     Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $173 million. Should we fail to defend our position in its entirety, additional tax expense of approximately $862 million and non-deductible interest of approximately $123 million would be incurred.
10. Employee future benefit expenses

		For the three		For the nine
		months ended		months ended
	2011	2011	2010	2011	2010
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Defined benefit plans
Pension benefit plans	$64	$65	$44	$194	$132
Other benefit plans	10	9	10	29	29

Total defined benefit expense	$74	$74	$54	$223	$161

Defined contribution plans
CIBC’s pension plans	$2	$3	$2	$8	$8
Government pension plans (1)	20	19	18	59	55

Total defined contribution expense	$22	$22	$20	$67	$63

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
11. Earnings per share (EPS)

		For the three		For the nine
		months ended		months ended
	2011	2011	2010	2011	2010
$ millions, except per share amounts	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Basic EPS
Net income	$808	$678	$640	$2,285	$1,952
Preferred share dividends and premiums	(55)	(42)	(42)	(139)	(127)

Net income applicable to common shares	$753	$636	$598	$2,146	$1,825

Weighted-average common shares outstanding (thousands)	397,232	395,373	388,815	395,265	386,706

Basic EPS	$1.90	$1.61	$1.54	$5.43	$4.72

Diluted EPS
Net income applicable to common shares	$753	$636	$598	$2,146	$1,825

Weighted-average common shares outstanding (thousands)	397,232	395,373	388,815	395,265	386,706
Add: stock options potentially exercisable (1) (thousands)	754	1,021	857	924	1,004

Weighted-average diluted common shares outstanding (2) (thousands)	397,986	396,394	389,672	396,189	387,710

Diluted EPS	$1.89	$1.60	$1.53	$5.42	$4.71

(1)	Excludes average options outstanding of 1,285,471 with a weighted-average exercise price of $83.67; average options outstanding of 346,600 with a weighted-average exercise price of $96.00; and average options outstanding of 2,603,128 with a weighted-average exercise price of $76.96 for the quarter ended July 31, 2011, April 30, 2011, and July 31, 2010, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

(2)	Convertible preferred shares and preferred share liabilities have not been included in the calculation because in the past either we have settled preferred shares for cash or we have not exercised our conversion right.

48	CIBC Third Quarter 2011

12. Guarantees

			2011			2010
$ millions, as at			Jul. 31			Oct. 31
	Maximum			Maximum
	potential		Carrying	potential		Carrying
	future payment(1)		amount	future payment (1)		amount

Securities lending with indemnification (2)	$46,398		$—	$42,527		$—
Standby and performance letters of credit	6,342		26	5,721		25
Credit derivatives
Written options	10,186		1,483	12,080		1,884
Swap contracts written protection	2,538		114	2,982		156
Other derivative written options		(3)	1,291		(3)	1,593
Other indemnification agreements		(3)	—		(3)	—

(1)	The total collateral available relating to these guarantees was $50.3 billion (October 31, 2010: $45.5 billion).

(2)	Securities lending with indemnification is the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(3)	See narrative on page 163 of the 2010 consolidated financial statements for further information.
13. Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While it is inherently difficult to predict the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular period.
     In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a variable funding note (VFN) issued by a collateralized debt obligation (CDO). This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related credit default swap agreement with the CDO.
     In September 2010, just prior to the expiration of a statute of limitations, the Lehman Estate instituted an adversary proceeding against numerous financial institutions, indenture trustees and note holders, including CIBC, related to this and more than 40 other CDOs. The Lehman Estate seeks a declaration that the indenture trustee’s actions were improper and that CIBC remains obligated to fund the VFN. At the request of the Lehman Estate, the bankruptcy court issued an order staying all proceedings in the action until January 20, 2012. Although there can be no certainty regarding any eventual outcome, we believe that the CDO indenture trustee’s actions in reducing the unfunded commitment on our VFN to zero, were fully supported by the terms of the governing contracts and the relevant legal standards and CIBC intends to vigorously contest the adversary proceeding.
14. Segmented information
New organizational structure
On March 28, 2011, we announced a new organizational structure to build on the progress of implementing our business strategy and delivering strong financial performance. Beginning in the third quarter of 2011, wealth management and international banking operations (including CIBC FirstCaribbean International Bank (CIBC FirstCaribbean)) have been reported separately from CIBC Retail Markets and included in the newly created Wealth Management SBU and Corporate and Other, respectively. Following these changes, CIBC Retail Markets which includes the remaining businesses was renamed Retail and Business Banking. Under the new organizational structure, CIBC now has three SBUs — Retail and Business Banking, Wealth Management and Wholesale Banking. Prior period information has been restated.
     These SBUs are supported by six functional groups — Technology and Operations; Corporate Development; Finance; Treasury; Administration; and Risk Management which form part of Corporate and Other. The revenue, expenses and balance sheet resources of these functional groups are generally allocated to the business lines within the SBUs. It also includes our International Banking operations comprising mainly CIBC FirstCaribbean; strategic investments in the CIBC Mellon joint ventures and The Bank of N.T. Butterfield & Son Limited; and other income statement and balance sheet items, including the general allowance, not directly attributable to the business lines. The impact of securitization is also retained within Corporate and Other.

CIBC Third Quarter 2011	49

Other segment reporting changes
In the third quarter of 2011, we realigned certain items from Other to Capital markets and Corporate and investment banking business lines within Wholesale Banking to better reflect the nature and management of the activities. Prior period information has been restated.
     Beginning in the first quarter of 2011, general allowance for credit losses related to CIBC FirstCaribbean has been included within Corporate and Other. This allowance was previously reported within CIBC Retail Markets. Prior period information was restated. The nature of transfer pricing and treasury allocation methodologies is such that the presentation of certain line items in segmented results is different compared to consolidated CIBC results.

		Retail and
		Business	Wealth	Wholesale	Corporate	CIBC
$ millions, for the three months ended		Banking	Management	Banking	and Other	Total

Jul. 31, 2011	Net interest income (expense)	$1,500	$45	$179	$(117)	$1,607
	Non-interest income	447	431	275	297	1,450
	Intersegment revenue	72	(72)	—	—	—

	Total revenue	2,019	404	454	180	3,057
	Provision for (reversal of) credit losses	285	1	6	(97)	195
	Amortization (1)	21	2	—	64	87
	Other non-interest expenses	1,000	305	294	134	1,733

	Income before income taxes and non-controlling interests	713	96	154	79	1,042
	Income tax expense	174	28	8	21	231
	Non-controlling interests	—	—	1	2	3

	Net income	$539	$68	$145	$56	$808

	Average assets (2)	$259,368	$3,203	$115,658	$(6,796)	$371,433

Apr. 30, 2011 (3)	Net interest income (expense)	$1,439	$43	$172	$(126)	$1,528
	Non-interest income	394	449	221	297	1,361
	Intersegment revenue	72	(72)	—	—	—
	Total revenue	1,905	420	393	171	2,889
	Provision for (reversal of) credit losses	260	3	1	(70)	194
	Amortization (1)	20	2	1	64	87
	Other non-interest expenses	983	316	270	138	1,707

	Income before income taxes and non-controlling interests	642	99	121	39	901
	Income tax expense	166	29	9	17	221
	Non-controlling interests	—	—	—	2	2

	Net income	$476	$70	$112	$20	$678

	Average assets (2)	$259,282	$3,230	$111,879	$(6,333)	$368,058

Jul. 31, 2010 (3)	Net interest income (expense)	$1,373	$41	$145	$(11)	$1,548
	Non-interest income	523	385	170	223	1,301
	Intersegment revenue	66	(66)	—	—	—

	Total revenue	1,962	360	315	212	2,849
	Provision for (reversal of) credit losses	281	—	29	(89)	221
	Amortization (1)	19	2	1	69	91
	Other non-interest expenses	949	281	257	163	1,650

	Income before income taxes and non-controlling interests	713	77	28	69	887
	Income tax expense	187	24	3	30	244
	Non-controlling interests	—	—	—	3	3

	Net income	$526	$53	$25	$36	$640

	Average assets (2)	$258,441	$3,079	$106,710	$(15,138)	$353,092

50	CIBC Third Quarter 2011

		Retail and
		Business	Wealth	Wholesale	Corporate	CIBC
$ millions, for the nine months ended		Banking	Management	Banking	and Other	Total

Jul. 31, 2011	Net interest income (expense)	$4,392	$134	$531	$(312)	$4,745
	Non-interest income	1,299	1,319	787	897	4,302
	Intersegment revenue	213	(213)	—	—	—

	Total revenue	5,904	1,240	1,318	585	9,047
	Provision for (reversal of) credit losses	806	4	5	(217)	598
	Amortization (1)	61	5	2	196	264
	Other non-interest expenses	2,970	929	866	407	5,172

	Income before income taxes and non-controlling interests	2,067	302	445	199	3,013
	Income tax expense	522	88	51	59	720
	Non-controlling interests	—	—	1	7	8

	Net income	$1,545	$214	$393	$133	$2,285

	Average assets (2)	$254,854	$3,214	$111,735	$(5,255)	$364,548

Jul. 31, 2010 (3)	Net interest income (expense)	$4,026	$116	$464	$(47)	$4,559
	Non-interest income	1,387	1,184	1,012	689	4,272
	Intersegment revenue	199	(199)	—	—	—

	Total revenue	5,612	1,101	1,476	642	8,831
	Provision for (reversal of) credit losses	945	—	80	(129)	896
	Amortization (1)	44	6	3	226	279
	Other non-interest expenses	2,781	859	817	431	4,888

	Income before income taxes and non-controlling interests	1,842	236	576	114	2,768
	Income tax expense	504	65	166	56	791
	Non-controlling interests	—	—	12	13	25

	Net income	$1,338	$171	$398	$45	$1,952

	Average assets (2)	$252,240	$3,001	$102,721	$(15,363)	$342,599

(1)	Includes amortization of buildings, furniture, equipment, leasehold improvements, software and other intangible assets.

(2)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

(3)	Certain prior period information has been restated to conform to the presentation in the current period.
15. Accounting developments
Transition to International Financial Reporting Standards (IFRS)
Canadian publicly accountable enterprises must transition to IFRS for fiscal years beginning on or after January 1, 2011. As a result, we will adopt IFRS commencing November 1, 2011 and will publish our first interim consolidated financial statements, prepared in accordance with IFRS, for the quarter ending January 31, 2012. Upon adoption, we will provide fiscal 2011 comparative financial information, also prepared in accordance with IFRS.
     The transition to IFRS represents a significant initiative for us and is supported by a formal governance structure with an enterprise-wide view and a dedicated project team.
     The requirements concerning the transition to IFRS are set out in IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, which generally requires that changes from Canadian GAAP be applied retroactively and reflected in our opening November 1, 2010 comparative IFRS consolidated balance sheet. However, there are a number of transitional elections, some of which entail an exemption from retroactive application, available under the transitional rules that we expect to finalize in the next quarter.
     IFRS is expected to result in accounting policy differences in many areas. Based on existing IFRS and the assessment of our transitional elections to date, the areas that have the potential for the most significant impact to our financial and capital reporting include derecognition of financial instruments and the accounting for post-employment benefits as described on page 179 of our 2010 Annual Report.
Future changes
Proposed changes to the IFRS accounting standards may introduce additional significant accounting differences, although we expect that most of the changes arising from the proposed standards will not be effective for us until the years following our initial IFRS transition in fiscal 2012.
     The impact of IFRS to us at transition will ultimately depend on the IFRS standards and capital reporting rules in effect at the time, transition elections that we expect to finalize over the next quarter, and the prevailing business and economic facts and circumstances.

CIBC Third Quarter 2011	51